UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Dorian Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   August 16, 2018

Physical Address of Issuer:

440 N Barranca Ave, #5571, Covina, CA 91723

Website of Issuer:

https://dorian.live

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised in the Offering up to $100,000.00 and (2) six percent (6%) of any amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00 or (B) fifteen thousand dollars ($15,000.00).The Issuer has paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

75,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$75,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 30, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

7

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$4,530,025	$6,457,788
Cash & Cash Equivalents	$3,457,518	$5,757,686
Accounts Receivable	$342	$342
Short-term Debt	$362,875	$154,573
Long-term Debt	$0	$0
Revenues/Sales*	$3,743,922	$1,495,741
Cost of Goods Sold	$1,290,130	$312,631
Taxes Paid	$0	$0
Net Income/(Loss)	($2,139,826)	($3,921,926)

*App Income, Merchandise Income and Mobile Ads Income in the Issuer's financial statements.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

DORIAN INC.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER

OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $150 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as Exhibit B), Custody Agreement (attached as Exhibit C), and Omnibus Nominee Trust Agreement (attached as Exhibit D). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with Bitgo Bank & Trust, National Association, who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/dorian (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

Investor Perks[1]

The Issuer is offering the following perks to Investors in this Offering. The Issuer may modify or discontinue any investor incentive program to the extent permitted under Regulation CF. Investment perks will be assigned to eligible

---

[1] Crowdfunding investments made through a self-directed IRA cannot receive non-bonus-share perks, if any, due to tax laws that prohibit self-dealing transactions in which the Investor receives an immediate personal financial benefit from assets held in the IRA. As a result, an IRA investor must decline any non-bonus-share perks that may otherwise be offered in connection with this Offering.

investors at or after the final closing of this Offering, unless otherwise determined by the Issuer. The Intermediary will not distribute investment perks and will not receive any compensation relating to such perks.



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$150-$499
5%
get back in HEARTS
~$8-$25 in Hearts
$10
Merch Credit
$500-$999
5.5%
get back in HEARTS
~$28-$55 in Hearts
$50
Merch Credit
$1,000-$4,999
6%
get back in HEARTS
~$60-$300 in Hearts
$100
Merch Credit
$5,000-$9,999
6.5%
get back in HEARTS
~$325-$650 in Hearts
$250
Merch Credit
$10K-$24,999
7%
get back in HEARTS
~$700-$1.7K in Hearts
$500
Merch Credit
$25K-$49,999
7.5%
get back in HEARTS
~$1.9K-$3.7K in Hearts
$1,000
Merch Credit
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$50K+
8%
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$2,000
Merch Credit
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All perks are cumulative | Perk percentages and $ value of hearts are approximate

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $5,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

<u>*Conversion Upon an Equity Financing Event*</u>

Upon an Equity Financing, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $60,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase

capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**Equity Financing Price**".

Conversion Upon a Liquidity Event

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security), a **Direct Listing** (as defined below), or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $60,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Dissolution

If there is a **Dissolution Event** (as defined below) or a Liquidity Event before the Securities terminate, the Issuer will distribute all proceeds legally available for distribution with the following priority: (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) on par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock holders, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock holders in proportion to the full payments that would otherwise be due; and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Company's Chief Executive Officer (each individually, the "**Lead**") will act on behalf as proxy on behalf of Investors in respects to instructions related to the Securities. The Issuer and certain investors entered into that certain (i) Amended and Restated Investors' Rights Agreement dated December 21, 2021, (ii) Amended and Restated Right of First Refusal and Co-Sale Agreement dated December 21, 2021, and (iii) Amended and Restated Voting Agreement dated as of December 21, 2021.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised in the Offering up to $100,000.00 and (2) six percent (6%) of any amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00 or (B) fifteen thousand dollars ($15,000.00). The Issuer has paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no guarantee that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. With Dorian model, independent creators own their content and relationships with their players and patrons. If we see creators choosing to leave Dorian, that would affect the growth of our business.

We make money when independent creators make money. If we stop enabling our creators to produce commercially successful games, or we see creators losing their players and patrons, that would impact our revenue.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business, features or products at any time, including new gameplay mechanics, new monetization features, merchandise, accelerator programs, community co-creation programs and new content formats. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Continued availability of those contractors and suppliers at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Third-party claims of intellectual property infringement could be costly to defend and could harm our business.

The interactive content, gaming and entertainment industries are characterized by frequent intellectual property disputes. We may be subject to claims from third parties alleging that our platform, our creator tools, content published by creators on our platform, or our acquired content properties infringe their patents, copyrights, trademarks, trade secrets or other intellectual property rights. Defending such claims, even if without merit, could be expensive, time-consuming and distracting to management, and could result in damages, injunctions, licensing requirements, or other remedies that could materially and adversely affect our business. In addition, because our platform relies on user-generated content, we may be subject to claims arising from the actions of our creators, and our indemnification and takedown procedures may not be sufficient to fully protect us from liability.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees, including our Co-Founder and Chief Executive Officer, Julia Palatovska, and our Co-Founder and Chief Technology Officer, Jordan Lee. The loss of any of our key personnel could harm the Issuer's business, financial condition, cash flow and results of operations. In addition, as a technology business we are dependent on the ability to attract, recruit, and retain exceptional talent. That talent may be expensive to source and to retain. Should we be unable to do any of those things our ability to effectively scale the business may be impacted.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. The readily available information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

At any point in the future we may face advanced attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. While we are taking adequate measures to protect our company and customers from such attacks, these attacks are still a risk for any technology company. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company has a history of operating losses, and there can be no assurance that the Company will achieve or maintain profitability or that its strategic plan will be successfully implemented.

The Company has incurred significant operating losses since inception. Management has implemented a strategic operating plan designed to enhance cash flows and operating performance, including obtaining non-dilutive financing through a merchant cash advance agreement with Efficient Capital Labs, Inc., and has prepared financial projections demonstrating sufficient liquidity for at least twelve months from the date of issuance of the Company's financial statements. However, management's projections are based on assumptions regarding future revenue growth, operating expense management and cash flow generation, each of which is inherently uncertain. If the Company's actual results differ materially from such projections, the Company may not have sufficient liquidity to fund its operations and may be unable to continue as a going concern, in which case Investors could lose all or substantially all of their investment. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our platform may be subject to laws and regulations governing payment-related frameworks.

Our platform uses a virtual currency ("**Hearts**") that players purchase and spend within games on our platform. The Company also distributes Hearts to Investors as perks in connection with this Offering and operates a direct-to-consumer webstore for Hearts purchases outside of the app stores. Depending on the characterization and functionality of this virtual currency, our operations could become subject to payment-related regulatory frameworks. While we believe our virtual currency is currently structured as an in-app purchase mechanism and not as a stored value or payment instrument, the regulatory landscape for virtual currencies and digital goods is evolving and subject to differing interpretations by federal and state regulators. If our virtual currency is deemed to constitute money transmission or a stored value instrument, we may be required to modify or discontinue the use of our virtual currency altogether.

Our creator base and player audience are concentrated in specific demographics, which subjects us to risks associated with changes in the preferences and spending behavior of those populations.

Approximately 90% of the Company's active creators identify as female and queer and approximately 60% of the Company's player audience consists of 18- to 25-year-old women. This demographic concentration reflects the Company's intentional focus on closing the market gap in female-first gaming and supporting a vertical community, however, e Company's business is disproportionately dependent on the creative output, engagement patterns and spending behavior of female fandoms. Changes in the preferences, disposable income, social media habits, or entertainment consumption patterns of women could materially affect our ability to grow and retain our player base.

Our revenue model is based on in-app purchases of virtual currency, which involves risks related to user spending patterns, platform fees and regulatory requirements.

Our primary revenue is derived from in-app purchases of a virtual currency branded as "Hearts," which players purchase and spend within creator-published games on our platform. Total fan spend on the Dorian platform has exceeded $10 million. The Company shares a portion of Hearts revenue with creators pursuant to the terms of its creator agreements, a 50/50 revenue-sharing arrangement. This revenue model is subject to risks, including: changes in consumer spending behavior and discretionary entertainment budgets; the ability of our creators to produce content that effectively monetizes through in-app purchases; platform fees charged by Apple and Google; potential regulatory changes affecting virtual currencies, digital goods or in-app purchase mechanics. Any adverse change in these factors could materially reduce our net revenue and adversely affect our financial condition.

Our revenue-sharing model with creators may limit our margins and is subject to competitive pressure.

The Company's platform offers a revenue-sharing arrangement in which creators receive 50% of Hearts revenue generated on every transaction, with the Company retaining 50%. While the Company believes this revenue-sharing model is a competitive differentiator relative to other platforms, it also means that the Company retains only a portion of gross platform revenue before accounting for app store platform fees (generally approximately 25% of gross in-app purchase revenue), payment processing costs, and other costs of revenue.

The Company offers investment perks, including Hearts currency distributions and merchandise credits, that may create additional obligations.

In connection with this Offering, the Company has described a tiered perk structure pursuant to which Investors at various investment levels would receive Hearts virtual currency distributions (ranging from 5% to 8% of the investment amount returned in Hearts) and merchandise credits (ranging from $10 to $2,000). At higher investment tiers, the Company has described additional perks including the opportunity for Investors to be featured as a game character.

The Company has also described a "Community Co-Creation" program pursuant to which, when a group of fans of a specific creator collectively reaches a $50,000 investment threshold through this Offering, the Company commits to professionally developing a game of at least 5 episodes based on that creator's concept. Participating investors collaborate with the creator on the game concept, characters, and story direction, and the creator retains intellectual property ownership of the resulting game. The delivery of these commitments requires the Company to expend resources, including professional development time, design, and production capacity. There can be no assurance that the Company will have sufficient resources to fulfill all Community Co-Creation commitments if multiple thresholds are reached, and the failure to deliver on these commitments could result in Investor and creator dissatisfaction. Additionally, the distribution of Hearts as an investment perk may raise regulatory questions.

The Issuer is solely responsible for the administration of investment perks. Neither the Intermediary nor any of its affiliates have any obligation with respect to the delivery, fulfillment, or administration of such investment perks.

The Intermediary plays no role in designing, administering, tracking, or fulfilling investor perks and makes no representations, warranties, or guarantees of any kind with respect thereto. All responsibility for the administration of such investment perks, including eligibility verification, delivery logistics, and investor communication, rests exclusively with the Issuer. Investors may be required to take actions entirely separate from, and outside of, the Intermediary's platform in order to claim or receive any perk, including but not limited to providing personal information directly to the Issuer, affirmatively claiming a perk through a separate channel, or satisfying conditions established by the Issuer in its sole discretion.

We are dependent on Apple's App Store and Google Play Store for the distribution of our app, and changes in their policies, fees or practices could materially harm our business.

Our platform is distributed to players primarily through the Apple App Store and the Google Play Store. We are subject to each platform's standard terms and conditions for application developers, which govern the promotion, distribution and operation of apps on their platforms, including the processing of in-app purchases and the collection of platform fees (currently approximately 30% of gross in-app purchase revenue). Apple and Google have broad discretion to change their terms and conditions, fee structures, content policies, technical requirements or approval processes at any time, and such changes could be unfavorable to us. If either Apple or Google were to remove our app from their store, increase their platform fees, restrict our monetization features, change their algorithms in a way that reduces our visibility, or impose new technical requirements that we are unable to meet in a timely manner, our revenue and ability to reach new users would be materially and adversely affected.

We face significant competition from big game publishers, and social media and entertainment companies.

The markets for entertainment, games and creator platforms are intensely competitive and subject to rapid change. Many of our existing and potential competitors have significantly greater resources, larger user bases, longer operating histories, and greater brand recognition. We may not be able to compete successfully against these or other competitors, which could materially and adversely affect our business and results of operations.

Our reliance on user-generated content subjects us to risks related to content quality, intellectual property, offensive or harmful material and content moderation.

Our platform enables creators to develop and publish games that they own independently. While we maintain moderation and community guidelines on our platform and automatically moderate uploading of content that is in violation with our moderation policies, we rely significantly on creator-generated content for the operation of our platform. This creates risks that content published on our platform may fail to meet the content quality standards expected by our players, we may be subject to claims, lawsuits or regulatory actions related to content published by creators on our platform, even if we did not create or approve such content. The cost of monitoring, moderating and responding to content issues may be significant, and any failure to effectively address these issues could damage our reputation, result in the loss of users and creators, or expose us to legal liability.

The regulation of data privacy, online platforms and digital content is evolving rapidly, and compliance costs and potential penalties could be significant.

We are subject to an increasingly complex landscape of data privacy and protection laws and regulations at the federal, state and international levels, including the California Consumer Privacy Act (as amended by the California Privacy Rights Act), state-level children's privacy laws, and potentially the European Union's General Data Protection Regulation to the extent we have users in Europe. These laws impose requirements regarding the collection, use, storage, disclosure and protection of personal information and provide individuals with certain rights regarding their data. Compliance with these requirements is costly and complex, and the regulatory environment continues to evolve. Additionally, various state and federal laws and regulations governing online platforms, digital content, virtual goods and in-app purchases may apply to our business. Failure to comply with applicable privacy, data protection, content or platform regulations could result in enforcement actions, fines, private litigation, reputational damage and restrictions on our operations.

RISKS RELATED TO THE OFFERING

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The* Company *could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit F. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a cash fee equal to the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised in the Offering up to $100,000.00 and (2) six percent (6%) of any amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00 or (B) fifteen thousand dollars ($15,000.00). The Company has paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

RISKS RELATED TO THE SECURITIES

The existing preferred stockholders of the* Company *have significant rights and preferences that are senior to those of the Securities and any equity securities issuable upon conversion thereof.

The Company has previously issued shares of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series A Preferred Stock, each of which carry liquidation preferences, anti-dilution protections, voting rights and other contractual rights that are senior to Common Stock and to the Securities. Upon any liquidation, dissolution, winding up or change of control of the Issuer, the holders of the Preferred Stock will be entitled to receive distributions prior to any distributions to holders of Common Stock or securities convertible into Common Stock. The terms of the Preferred Stock may also include protective provisions that require the consent of the preferred stockholders before the Issuer can take certain significant corporate actions, which could constrain the Issuer's ability to operate and raise capital.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE (Simple Agreement for Future Equity), Investors will designate the Lead (as defined above) to act on behalf as proxy on behalf of Investors in respects to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, and to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Lead and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless they are willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Lead and grant broad authority to the Lead to take certain actions on behalf of the investor.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (as defined in the Security). The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DESCRIPTION OF THE BUSINESS

Dorian Inc. ("**Dorian**", the "**Issuer**" or the "**Company**") is an UGC game engine and distribution platform that enables independent creators to build, publish, and monetize games without coding. The Issuer operates dorian.live, a mobile and web-based platform designed to empower storytellers to produce episodic story-driven games and share them with a global audience. The Company's has described its model as "Roblox for Storytellers": a creator-owned ecosystem in which creators retain 100% ownership of their intellectual property, use Dorian's no-code tools to publish games, and earn revenue through the Dorian's Hearts virtual currency economy on a 50/50 revenue-sharing basis (with creators earning 50% and the Company retaining 50% of Hearts revenue generated on every transaction). The total fan spend on the Dorian platform has exceeded $10 million.

The Issuer does not have any subsidiaries; *provided, however*, the Issuer acquired substantially all of the assets of Nix Hydra Games, Inc. pursuant to an Asset Purchase Agreement dated as of June 21, 2022. Certain of the acquired assets include: (i) The Arcana app (a mystic romance otome game), (ii) the Fictif app (an interactive visual novel platform), (iii) associated social media accounts, (viii) physical merchandise inventory managed by BigCartel, and (ix) certain assumed contracts.

Business Plan

The Company's primary revenue model is a creator-centric economy built around the Hearts virtual currency. Players purchase Hearts within the Dorian platform, which they spend to unlock game content, purchase cosmetic items, and support creators. Creators earn 50% of the Hearts revenue generated by their stories, with the Company retaining 50%. The Company believes this revenue-sharing model differentiates it from other platforms that do not offer revenue share to creators at all or limit the number of creators who can participate in the revenue share model.

In addition to the Hearts economy, the Company generates revenue from: (i) in-app purchases on The Arcana, Fictif across the Apple App Store and Google Play Store; (ii) merchandise sales through Shopify and associated storefronts; (iii) webshop direct-to-consumer purchases; and (iv) advertising revenue.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Dorian Platform	No-code creator platform enabling independent creators to build, publish and monetize story-driven games games.	Mobile and web-based; United States and international; iOS and Android.
The Arcana	Mystic romance otome mobile game.	Mobile; United States and international; iOS and Android.
Fictif	Interactive visual novel app featuring original romance games.	Mobile; United States and international; iOS and Android.

Customer Base

The Company's creator base consists primarily of independent creators, many of them artists, writers, cosplayers and voice actors. Approximately 90% of the Company's active creators identify as women or queer. This demographic concentration reflects the broader growing fandoms of romantasy storytelling across all mediums and visual novels and dating sims in a game format where players become part of the storyline.

Competition

The Company operates in a competitive market for mobile games and creator platforms. Principal competitors include:

- *Unity:* a professional grade game creation engine with approximate market capitalization of $8.2-9.6Bn as of early April 2026.
- *Character.AI*: An AI-driven character companion app with an estimated valuation of approximately $2.5 billion that competes for the engagement of similar demographics.

- *Wattpad*: A web and mobile reading platform acquired by Naver Corporation in 2021 for a reported $600 million, with a large base of fiction writers and readers of interactive and serialized fiction.
- *Roblox Corporation*: While not a direct competitor, Roblox's user-generated content and creator economy model is the Company's stated strategic comparator. Roblox went public on the NYSE in March 2021 at a reported valuation exceeding $40 billion.

The Company's primary differentiations are: (i) a 50/50 revenue split that is favorable to creators relative to alternatives; (ii) no-code creative ecosystem that lowers the barrier to create full-fledged mobile games without a significant budget and at much faster pace; (iii) a community focused on female-first games and new independent creators who enter game development through Dorian ; and (iv) an existing established player community on the Dorian platform and the acquired Nix Hydra IP.

Intellectual Property

The Company's principal intellectual property consists of: (i) the proprietary source code and technology underlying the Dorian creator platform; (ii) the source code, game libraries, and associated content acquired from Nix Hydra Games, Inc. in the Nix Hydra Acquisition, including intellectual property for The Arcana, and Fictif; (iii) the domain name dorian.live and associated web properties; and (iv) trademarks assigned to the Company pursuant to the Trademark Assignment Agreement entered into in connection with the Nix Hydra Acquisition.

The Company relies on a combination of trade secret protection, confidentiality and invention assignment agreements with employees and contractors, platform terms of service, and contractual restrictions to protect its proprietary technology. The Company has not registered any patents or federal copyrights. The Company has registered, or has rights to use, certain trademarks acquired in the Nix Hydra Acquisition. As of the date hereof, the Company is not aware of any pending or threatened claims of intellectual property infringement against the Company.

The Company utilizes numerous open-source software libraries in its technology stack, as well as third-party licensed technology.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	20%	$15,000	5.51%[2]	$68,100
Platform & Product Development (creator tools and infrastructure)	30%	$22,500	35%	$432,250
Creator Growth & (creator accelerator and IP development)	30%	$22,500	39.49%[3]	$487,650
Player Marketing	10%	$7,500	10%	$123,500
General & Administrative / Working Capital	5%	$3,750	5%	$61,750
Legal, Accounting & Compliance	5%	$3,750	5%	$61,750
Total	**100%**	**$75,000**	**100%**	**$1,235,000**

The Issuer intends to use the net proceeds from this Offering in accordance with its business plan and anticipated liquidity needs; however, the Issuer will have broad discretion in the application of the proceeds, and investors will be relying on the judgment of management with respect to the use of such proceeds. The actual allocation of proceeds may vary significantly from the estimates set forth below depending on a number of factors, including changes in economic conditions, market demand, supply chain constraints, operating results, regulatory developments, competitive dynamics, and the Issuer's cash requirements at the time proceeds are received.

The Issuer may determine that it is in its best interests to reallocate proceeds among the categories described below, to defer or accelerate expenditures, or to use proceeds for purposes other than those currently contemplated, including for general corporate purposes, debt service, or liquidity preservation. There can be no assurance that the use of proceeds will result in increased revenues, profitability, or the successful execution of the Issuer's business plan.

Platform & Product Development (creator tools and infrastructure)

A portion of the proceeds is expected to be used for the continued development and enhancement of our platform and product offerings. This includes investment in engineering talent, infrastructure, and technology development, including creative tools, game mechanics, technology integrations and backend systems. Funds may also be used for cloud services, data infrastructure, security enhancements, and scalability improvements. These investments are intended to improve user experience, expand platform capabilities, and support long-term growth.

---

[2] Rounded to the nearest hundredth decimal place. The 5.51% allocated for the Intermediary fee if the Maximum Offering Amount is raised represents a blended rate based on (1) zero percent (0%) of any amounts raised in the Offering up to $100,000.00 and (2) six percent (6%) of any amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00.

[3] Rounded to the nearest hundredth decimal place.

Creator Growth & Acquisition (creator accelerator and IP development**)**

A portion of the proceeds is expected to be used toward initiatives aimed at attracting, onboarding, and retaining creators on our platform. This includes incentive programs, and the development and operation of a creator accelerator program. Proceeds may also be used to support creator success initiatives, including onboarding resources, education, and tools designed to help creators grow their audiences and monetize effectively. Strengthening the creator ecosystem is a key driver of platform growth and network effects.

Player Marketing

A portion of the proceeds is expected to be used to invest in marketing and user acquisition initiatives designed to grow our fandoms and grow game IPs built on Dorian. These efforts may performance marketing campaigns, brand development, IP partnerships, promotional events, referral programs, and analytics tools to optimize acquisition strategies. The objective of these expenditures is to efficiently acquire and retain users and increase lifetime value.

General & Administrative / Working Capital

A portion of the proceeds is expected to be used for general and administrative expenses and working capital purposes. These include payroll and benefits for administrative personnel, insurance, software subscriptions, payment processing fees, and other overhead costs necessary to operate our business. Working capital may also be used to fund short-term liquidity needs, manage cash flow, and provide operational flexibility as we scale.

Legal, Accounting & Compliance

A portion of the proceeds is expected to be used for legal, accounting, and regulatory compliance matters, including ongoing securities law compliance, preparation and filing of required reports, financial statement preparation and audits or reviews, tax compliance, corporate governance matters, and general legal support. Funds may also be used to support intellectual property protection, contract review and negotiation, and compliance with applicable federal and state regulations.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Julia Palatovska	Co-Founder, Chief Executive Officer and Director	Julia Palatovska is a Ukrainian-American entrepreneur and a co-founder and CEO of Dorian, a games platform that makes it easy for independent creators to start making games and get paid directly by their audiences. She is one of few female CEOs in games who raised venture capital from top gaming VCs. Her mission at Dorian is to advance opportunities in games to more women and underrepresented voices. Prior to Dorian Julia contributed to the games ecosystem by investing in early stage game startups with London Venture Partners. Prior to LVP she led Business Development at G5 Games overseeing a portfolio of games that contributed to the company's Nasdaq Stockholm IPO.	Cambridge Judge Business School, Master of Business Administration (MBA), concentration in Strategy and Marketing (2015).
John Howell	Director	Director at the Company (August 2020 - Present): Serves as a member of the Company's Board of Directors, providing strategic guidance on platform partnerships, creator ecosystem development, and games industry partnerships. John used to be a Vice President, Global Partnerships at Twitch (January 2012 - December 2019) where he led operations and growth of the global Partnerships team, overseeing creator monetization programs and distribution partnerships worldwide.	none
Gregory Milken	Director	Gregory Milken has served as a Director of Dorian since 2019, where he provides strategic guidance on venture financing, gaming market strategy, and corporate governance. He is Founder and Managing Partner of 1AM Gaming, a role he has held since April 2023, where he leads investment strategy and portfolio management across gaming, interactive entertainment,	Stanford University Graduate School of Business, MBA (2001). Stanford University, Master of

		and adjacent technology sectors. Since August 2019, he has also served as Managing Partner at March Gaming, overseeing gaming investment strategy and portfolio operations. He also serves on the boards of numerous portfolio companies, including Fablegate, Gulliver's Games, Notorious Studios, Loric Games, Lightfox Games, DSTLRY Media, TreesPlease Games, and others, and serves on the Board of Trustees of the Milken Family Foundation and the Milken Institute.	Arts, International Policy Studies (1996). University of Pennsylvania, Bachelor of Arts, International Relations and Asian Studies (1995).
Todd Rosoff	Director	Todd Rosoff has served as a Director of Dorian since 2022, where he provides strategic guidance on venture financing, gaming market strategy, and corporate governance. Todd is a Partner at The Raine Group LLC, a position he has held since May 2013. In that role, he leads the West Coast mergers and acquisitions advisory practice and works across digital media, entertainment, sports, and lifestyle sectors, including client coverage, new business generation, investing, and strategic advisory assignments.	The Wharton School, University of Pennsylvania, MBA, Finance, Operations and Information Management (2005). The Wharton School, University of Pennsylvania, B.S., Economics (1998).
Jordan Lee	Co-Founder and Chief Technology Officer	Co-Founder and Chief Technology Officer at the Issuer (September 2018 - Present); Responsible for all aspects of technology architecture, platform engineering, and product infrastructure. Leads development of the Company's no-code creator tools, AI-assisted narrative features, and mobile platform across iOS and Android. Senior Mobile Developer at Megastar (January 2016 - July 2018); Led client-side development for mobile applications built with Cordova and React Native frameworks; managed all platform-specific code and project	California Polytechnic State University – San Luis Obispo, Bachelor of Science, Computer Science (2006).

| | | settings; oversaw build infrastructure and QA support systems.

Jordan Lee is Co-Founder and Chief Technology Officer of Dorian and has led the Company's technology efforts since the inception. He oversees technology architecture, platform engineering, and product infrastructure, including the development of the Company's no-code creator tools and apps across iOS, Android and web.

Before founding Dorian, Jordan led engineering efforts at a video entertainment startup Megastar as well as such games companies as Digital Chocolate and Nexon, where he worked on the $200M hit game Dominations. | |
| Jessica Delfanti | Vice President of Creator Growth | Vice President of Creator Growth at Dorian since December 2020. Jess is responsible for creator success and growth on the platform and helps creators build breakout games!

Prior to Dorian Jess led game and narrative design at multiple game studios including BigPoint and TinyCo.

She worked on such titles as *Family Guy* and *Game of Thrones*. | University of California, Santa Barbara, Bachelor of Arts, Literature, Creative Writing, and Italian (2010). Alma Mater Studiorum – Università di Bologna, study abroad program, Literature, Writing, Psychology, and Italian (2008–2009). |

Indemnification

The Issuer's Certificate of Incorporation, as restated, eliminates the personal liability of directors to the Issuer and its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law (the "**DGCL**"). The Issuer's Bylaws require indemnification of its directors and officers to the maximum extent permitted by the DGCL against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was a director or officer of the Issuer or is or was serving at the request of the Issuer as a director or officer of another entity. The Bylaws also authorize the advancement of expenses incurred in defending any such proceeding in advance of its final disposition, subject to an undertaking by the indemnified party to repay such amounts if it is ultimately determined that such party is not entitled to indemnification. In addition, the Issuer's Board of Directors has approved, and the Issuer has entered into, individual indemnification agreements with each of its current directors and duly appointed officers. These agreements provide for indemnification and advancement of expenses to the fullest extent permitted by applicable law, including with respect to any threatened, pending or completed action, suit, investigation or proceeding, whether civil, criminal, administrative or investigative. The Issuer's Certificate of Incorporation and Bylaws also authorize the Issuer to maintain directors' and officers' liability insurance.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of (a) 28,650,000 shares of common stock, of which 7,650,643 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**") and (b) 17,580,090 shares of preferred stock, par value $0.00001 per share, of which (i) 400,000 shares are designated as FF Preferred Stock, all of which are issued and outstanding ("**FF Preferred Stock**"), (ii) 5,149,933 shares are designated as Series Seed-1 Preferred Stock, all of which are issued and outstanding ("**Series Seed-1 Preferred Stock**"), (iii) 4,295,407 shares are designated as Series Seed-2 Preferred Stock, all of which are issued and outstanding ("**Series Seed-2 Preferred Stock**"), and (iv) 7,734,750 shares are designated as Series A Preferred Stock, of which 7,162,373 are issued and outstanding ("**Series A Preferred Stock**" and together with the FF Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred stock, the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	7,650,643
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of capital stock that may dilute the Securities.

Type	FF Preferred Stock
Amount Outstanding	400,000
Par Value Per Share	$0.00001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	None
Other Rights	Each share of Series FF Preferred Stock is convertible into shares of Common Stock at the option of the holder at any time, shall automatically convert into shares of a subsequent series of preferred stock at the applicable conversion ratio (as defined in the certificate of incorporation) upon the purchase of such FF Preferred Stock in connection with an equity financing by an investor in such financing (subject to Board approval and closing), and any transfer of shares of FF Preferred Stock that is not made in connection with an equity financing (as defined in the certificate of incorporation) and authorized by a majority of the Board shall be deemed an irrevocable election to convert such shares into Common Stock at the then-applicable conversion price (as defined in the certificate of incorporation).
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of capital stock that may dilute the Securities.

Type	Series Seed-1 Preferred Stock
Amount Outstanding	5,149,933
Par Value Per Share	$0.00001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Standard broad-based weighted average
Other Rights	Certain first refusal rights, co-sale rights, registration rights, inspection and information rights, preemptive rights, and drag along rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of capital stock that may dilute the Securities.

Type	Series Seed-2 Preferred Stock
Amount Outstanding	4,295,407
Par Value Per Share	$0.00001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Standard broad-based weighted average
Other Rights	Certain first refusal rights, co-sale rights, registration rights, inspection and information rights, preemptive rights, and drag along rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of capital stock that may dilute the Securities.

Type	Series A Preferred Stock
Amount Outstanding	7,162,373
Par Value Per Share	$0.00001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter
Anti-Dilution Rights	Standard broad-based weighted average
Other Rights	Certain first refusal rights, co-sale rights, registration rights, inspection and information rights, preemptive rights, and drag along rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of capital stock that may dilute the Securities.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	2018 Equity Incentive Plan
Amount Outstanding / Amount Authorized	1,107,866 / 3,129,633
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Issuer is authorized to issue the following pursuant to the 2018 Equity Incentive Plan: stock options (ISOs and NSOs), restricted stock awards, including restricted stock units, and stock appreciation rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional stock options that may dilute the Securities.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Sale of Future Receivables pursuant to that certain Merchant Cash Advance Agreement dated August 29, 2025 ("**Cash Advance Agreement**")
Creditor	Efficient Capital Labs, Inc. ("**ECL**")
Amount Outstanding	$500,000
Interest Rate and Amortization Schedule	Advance: $500,000 Total Cost: $90,000; billed monthly at $5,000 Specified Amount: $590,000 Estimated Monthly Transfer Amount: $32,777.78
Other Material Terms	*Prepayment*: The Issuer may receive a discount on any unbilled portion of the Total Cost if it prepays its entire obligation, as follows: ● By 33% if prepayment is made within three months from the date of the Cash Advance Agreement. ● By 25% if prepayment is made within six months, but more than three months from the date of the Cash Advance Agreement. ● No discount if the prepayment is made after six months from the Cash Advance Agreement.
Maturity Date	March 1, 2027 – 18 months from the date entered into
Date Entered Into	August 29, 2025

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Julia Palatovska	5,600,000 shares of Common Stock; 32,853 shares of Series Seed-1 Preferred Stock; 400,000 shares of FF Preferred Stock	24.466%
RGF Dorian LP	5,156,499 shares of Series A Preferred Stock	20.912%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of December 31, 2024, the Issuer had $3,457,518 in cash and cash equivalents with total assets of $4,530,025. Subsequent to such year-end, the Company secured non-dilutive financing through the Cash Advance Agreement with ECL and implemented a strategic operating plan designed to enhance cash flows and operating performance. Management has prepared financial projections demonstrating sufficient liquidity through at least September 2026 - a runway of at least twelve months from the date its financial statements and which the Company expects to extend through the proceeds of this Offering.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Issuer may conduct, during or after this Offering, one or more offerings of its securities to certain investors satisfying the eligibility requirements of the applicable exemption from the registration requirements of the Securities Act, including, but not limited to, Regulation D (any such offering, a "**Potential Concurrent Offering**"). Investors solicited through this Offering, or with whom the Issuer had not established a substantive relationship prior to the commencement of this Offering, will not be permitted to participate in any Potential Concurrent Offering, except as otherwise permitted under the Securities Act and, if applicable, the non-exclusive safe harbors set forth in Rule 152(b).

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$1,620; Issued in connection with exercised ISO option	18,000	General Working Capital	November 21, 2024	Rule 701
Stock Options	N/A	421,000	N/A	April 20, 2023 – October 9, 2024	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- Ms.Palatovska, the Company's Chief Executive Officer, is the sole owner of Immersive Fiction Technologies Inc. (the "**Immersive**"). The Company entered into a Master Services Agreement with Immersive dated June 7, 2019, as amended by Amendment No. 1 dated June 9, 2020 (the "**Immersive Agreement**"), pursuant to which Immersive provides technology services to the Company.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://dorian.live.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

ISSUER:

DORIAN INC.

By:

/s/ Julia Palatovska *Julia Palatovska*
_____
(Signature)

Julia Palatovska
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Julia Palatovska *Julia Palatovska*
_____
(Signature)

Julia Palatovska
_____
(Name)

Director
_____
(Title)

April 9, 2026
_____
(Date)

/s/ Gregory Milken *Gregory Milken*
_____
(Signature)

Gregory Milken
_____
(Name)

Director
_____
(Title)

April 9, 2026   Todd Rosoff
_____
(Date)

/s/ Todd Rosoff
_____
(Signature)

Todd Rosoff
_____
(Name)

Director
_____
(Title)

April 9, 2026
_____
(Date)

/s/ John Howell
_____
(Signature)

John Howell
_____
(Name)

Director
_____
(Title)

April 9, 2026
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



Dorian, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Dorian, Inc. Management

We have reviewed the accompanying financial statements of Dorian, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
Sep 12, 2025

DORIAN INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	3,457,518	5,757,686
Accounts Receivable		342	342
Prepaid Expenses		58,562	60,670
Investments		501,707	501,707
Other Current Assets		498,233	119,199
Total Current Assets	$	4,516,361	6,439,604
Non-Current Assets:			
Fixed Assets - Net	$	13,663	18,185
Total Non-Current Assets		13,663	18,185
TOTAL ASSETS	$	4,530,025	6,457,788
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	273,728	100,558
Other Current Liabilities		89,147	54,014
Total Current Liabilities	$	362,875	154,573
TOTAL LIABILITIES	$	362,875	154,573
EQUITY			
Common Stock	$	765	763
APIC - Common Stock		21,805	18,047
Preferred Stock Seed		945	945
APIC Preferred Stock Seed		5,408,149	5,408,149
Preferred Stock A		721	721
APIC Preferred Stock - A		13,839,274	13,839,274
Treasury Stock		(26)	(26)
Accumulated Deficit		(15,104,483)	(12,964,657)
TOTAL EQUITY	$	4,167,150	6,303,216

See Accompanying Notes to these Unaudited Financial Statements

DORIAN INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
App Income	$	3,625,944	1,220,975
Merchandise Income		111,972	246,788
Mobile Ads Income		6,006	27,978
Cost of Goods Sold		(1,290,130)	(312,631)
Gross Profit	$	**2,453,791**	**1,183,109**
Operating Expenses			
Advertising and Marketing	$	1,815,969	1,809,962
General and Administrative		660,929	433,925
Professional Fees		840,423	1,096,175
Payroll Expense		1,579,710	2,039,510
Depreciation		4,521	4,992
Total Operating Expenses		**4,901,553**	**5,384,563**
Total Loss from Operations	$	**(2,447,762)**	**(4,201,453)**
Other Income (Expense)			
Other Income	$	330,929	286,413
Other Expense		(22,993)	(6,886)
Total Other Income (Expense)		**307,935**	**279,527**
Net Income (Loss)	$	**(2,139,826)**	**(3,921,926)**

See Accompanying Notes to these Unaudited Financial Statements

DORIAN INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC - Common Stock	Preferred Stock Seed		APIC Preferred Stock Seed	Preferred Stock A		APIC Preferred Stock - A	Treasury Stock	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount		# of Shares	$ Amount		# of Shares	$ Amount				
Beginning balance at 1/1/23	7,616,706	762	16,614	9,445,340	945	5,408,149	7,162,373	721	13,839,274	(26)	(9,042,731)	10,223,708
Issuance of Common Stock	15,937	2	-	-	-	-	-	-	-	-	-	2
Additional Paid-in Capital	-	-	1,433	-	-	-	-	-	-	-	-	1,433
Net income (loss)	-	-	-	-	-	-	-	-	-	-	(3,921,926)	(3,921,926)
Ending balance at 12/31/23	7,632,643	763	18,047	9,445,340	945	5,408,149	7,162,373	721	13,839,274	(26)	(12,964,657)	6,303,216
Issuance of Common Stock	18,000	2	-	-	-	-	-	-	-	-	-	2
Additional Paid-in Capital	-	-	3,758	-	-	-	-	-	-	-	-	3,758
Net income (loss)	-	-	-	-	-	-	-	-	-	-	(2,139,826)	(2,139,826)
Ending balance at 12/31/24	7,650,643	765	21,805	9,445,340	945	5,408,149	7,162,373	721	13,839,274	(26)	(15,104,483)	4,167,150

See Accompanying Notes to these Unaudited Financial Statements


DORIAN INC.
STATEMENT OF CASH FLOWS


YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(2,139,826)	(3,921,926)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation		4,521	4,992
Prepaid Expenses		2,108	(23,103)
Other Current Assets		(379,034)	(30,939)
Accounts Payable		173,169	(228,988)
Other Current Liabilities		35,133	34,002
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(164,102)	(244,036)
Net Cash provided by (used in) Operating Activities	$	(2,303,929)	(4,165,962)
INVESTING ACTIVITIES			
Fixed Assets - Net	$	-	(15,202)
Investments		-	(1,707)
Net Cash provided by (used in) Investing Activities	$	-	(16,909)
FINANCING ACTIVITIES			
Common Stock	$	2	1
APIC - Common Stock		3,758	1,433
Net Cash provided by (used in) Financing Activities	$	3,760	1,434
Cash at the beginning of period		5,757,686	9,939,122
Net Cash increase (decrease) for period	$	(2,300,169)	(4,181,436)
Cash at end of period	$	3,457,518	5,757,686


See Accompanying Notes to these Unaudited Financial Statements


_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Dorian, Inc. (the "Company") was incorporated in Delaware on August 16, 2018. Dorian is building and operating a user-generated games platform that enables indie creators to build, publish, and monetize story-driven games without coding. The platform enables production and distribution of game genres popular among female audiences, including visual novels, dating sims, interactive comics and manga, interactive live action experiences, and related digital content. Distribution is primarily through the mobile app marketplace and the Company's direct-to-consumer webshop. The Company is remote-first with a corporate presence in Covina, California, and serves customers globally, with revenue concentrated in North America and Europe. From time to time, the Company may evaluate additional financing to support product development and growth initiatives

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

Management has evaluated the Company's ability to continue as a going concern in accordance with ASC 205-40. While the Company has incurred operating losses to date, management has obtained additional financing subsequent to year-end (see Note 7) through a non-dilutive financing agreement with Efficient Capital Labs, Inc. ("ECL") and has implemented a strategic operating plan designed to enhance cash flows and operating performance. Management has also prepared an updated financial projection model extending through September 2026, demonstrating at least twelve months of liquidity from the date these financial statements are issued. Based on the strategic plan and projected cash flows, the Company expects to maintain a positive cash balance as of September 2026, consistent with the projected financial results and providing sufficient liquidity coverage for at least twelve months after the issuance of these financial statements. Accordingly, management believes the going concern basis of presentation remains appropriate.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Dorian, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $3,457,518 and $5,757,686 in cash and cash equivalents as of December 31, 2024, and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and stated at net realizable value, which is the amount expected to be collected.

_____

As of December 31, 2024 and 2023, accounts receivable totaled $342, representing an amount due from the Internal Revenue Service related to an R&D tax credit refund recorded in 2022. The receivable remains outstanding; however, management expects full collection.

The Company does not extend trade credit to customers in the ordinary course of business, and therefore does not have customary credit policies such as net 30-day terms. Accordingly, the Company's receivables do not arise from customer sales but from government-related reimbursements.

Description	2024	2023
Trade Accounts Receivable	342	342
Less: Allowance for Doubtful Accounts	-	-
Totals	**342**	**342**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Management has determined that no allowance for doubtful accounts is necessary as of December 31, 2024, and 2023. This conclusion is based on the nature of the receivable (a government refund), the Company's historical experience with similar transactions, and the absence of any indicators of uncollectibility.

Description	2024	2023
Balance at Beginning of Year	342	342
Balance at End of Year	342	342
Totals	**342**	**342**

Investments - Acquisition of Nix Hydra Games

On June 21, 2022, the Company entered into an Asset Purchase Agreement with Nix Hydra Games, Inc. to acquire certain intellectual property, trademarks, game titles, and related assets, including The Arcana and FictIf franchises, for cash consideration of $500,000. The acquired assets continue to be included within other current assets. In addition, the balance consists of prepaid expenses and deposits that are expected to be realized within the next twelve months.

Other Current Assets

Other current assets consist primarily of clearing accounts with Apple and Google related to revenue transactions. These clearing accounts are used to reconcile deposits received from the platforms against the Company's recorded revenue. Due to the timing of settlements, balances generally represent approximately one month of transactions and are cleared in the subsequent month upon deposit. Other current assets totaled $498,233 and $119,199 as of December 31, 2024, and 2023.

Dorian, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for December 31, 2024, and December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Computers & Equipment	5	$22,521.18	$22,521.18
Furniture & Fixtures	7	$9,011.63	$9,011.63
Less Accumulated Depreciation		(17,869)	(13,348)
Totals		**13,663**	**18,185**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

In-App Purchases
The Company generates revenue principally from in-app purchases processed through third-party app-store platforms. Revenue is recognized net of platform processing fees and creator revenue-share payments once the related virtual items or content are delivered to users.

Dorian, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Merchandise Sales

The Company also derives revenue from merchandise sales through its direct-to-consumer webshop. Revenue is recognized upon shipment of products to customers, net of estimated returns.

Advertising

The Company recognizes advertising revenue as ads are delivered. For the periods presented, advertising revenue has not been material relative to total revenue.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, together with facilities costs, business insurance, professional fees, office expenses, information technology, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024, and December 31, 2023, there were no significant components of the Company's deferred tax assets and liabilities.

Net Operating Loss Carryforwards

As of December 31, 2023, based on the Company's filed federal income tax return, the Company had federal net operating loss carryforwards of approximately $5.8 million. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

As of December 31, 2024, the Company has not yet filed its federal and state income tax returns. Management expects that additional net operating loss carryforwards will be generated in 2024 due to continued operating losses; however, the exact amounts will be determined upon the filing of the 2024 tax returns, which are expected to be completed in October 2025.

_____

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company did not pay any income taxes to federal or state jurisdictions as the Company incurred operating losses in both years.

Income Taxes Paid

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions, as the Company incurred operating losses in both years.

Rate Reconciliation

The reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate results in no provision for income taxes for 2024 and 2023. The expected federal tax benefit at the statutory rate is fully offset by the valuation allowance due to continuing losses. As such, the effective tax rate differs from the statutory rate primarily as a result of the valuation allowance recorded against deferred tax assets.

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	N/A – return not yet filed	N/A	(420,000)	21%
State taxes, net of federal benefit	-	0%	-	0%
Permanent differences	-	0%	-	0%
Change in Valuation Allowance	N/A	N/A	420,000	-21%
Other	-	0%	-	0%
Total Income Tax Expense (benefit)	**-**	**0%**	**-**	**0%**

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing operating losses and lack of objectively verifiable positive evidence, the deferred tax assets are not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024 and 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

As of December 31, 2024, the Company had not yet filed its federal and state income tax returns; however, the Company is on a valid extension and intends to file by the October 2025 extension deadline. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements, as the Company has not yet completed the determination of any income tax liability for the period. No penalties are expected in connection with the extension.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024, and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any outstanding debt or long-term liabilities as of December 31, 2024 and 2023. Management has evaluated all financing and contractual arrangements and concluded that no disclosure of debt instruments, credit facilities, or other long-term obligations is required.

NOTE 6 – EQUITY

Common Stock

The Company is authorized to issue 28,650,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2024 and 2023, 7,650,643 shares of common stock were issued and outstanding. Holders of common stock are entitled to one vote per share and to dividends if and when declared by the Board.

Preferred Stock

The Company is authorized to issue up to 17,580,090 shares of preferred stock with a par value of $0.00001 per share, consisting of 400,000 shares of Series FF Preferred, 5,149,933 shares of Series Seed-1 Preferred, 4,295,407 shares of Series Seed-2 Preferred, and 7,734,750 shares of Series A Preferred.

_____

As of December 31, 2024 and 2023, the Company had the following preferred shares issued and outstanding:

- 5,149,933 shares of Series Seed-1 Preferred Stock
- 4,295,407 shares of Series Seed-2 Preferred Stock
- 7,162,373 shares of Series A Preferred Stock

Voting and Dividends. Each share of preferred stock votes together with the common stock on an as-converted basis. Dividends on preferred stock are non-cumulative and are payable only when declared by the Board of Directors, prior and in preference to dividends payable on common stock.

Conversion. Each share of preferred stock is convertible, at the option of the holder, into one share of common stock (subject to adjustments for stock splits and recapitalizations). Conversion is mandatory upon a qualified public offering or the approval of a majority of preferred holders.

Liquidation Preference. In the event of a liquidation, dissolution, or winding up of the Company, holders of preferred stock are entitled to receive, prior to any distribution to common stockholders, an amount equal to the original purchase price per share plus any declared but unpaid dividends.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 12, 2025, the date these financial statements were available to be issued. Management identified the following event:

409A Valuation. On March 6, 2025, the Company obtained an independent valuation of its common stock, issued April 25, 2025, which determined a fair market value of $0.37 per share. This valuation will be used for stock-based compensation and option grant pricing under IRC §409A and ASC 718.

In August 2025, the Company entered into a non-dilutive financing agreement with Efficient Capital Labs, Inc. ("ECL"), pursuant to which the Company received funding of approximately $500,000 in exchange for a portion of future receivables. The agreement carries an estimated 18-month term with fixed monthly transfers of approximately $32,778 beginning in September 2025. Management considered this financing arrangement, together with its strategic operating plan, as evidence supporting the Company's ability to continue operations for at least twelve months from the date these financial statements are issued (see Note 1).

Management has evaluated the risks associated with the agreement and continues to consider that it supports liquidity for 12 months; this event does not involve a significant transfer of risks or control over relevant assets.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

DORIAN INC.

SAFE
(Simple Agreement for Future Equity)

Series 2026

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2026 SAFE holders, the "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of SAFE], Dorian Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Pre-Money Valuation Cap**" is $60,000,000. See Section 2 for certain additional defined terms.

1. Events

(a) **Equity Financing Event**. If an Equity Financing (defined below) occurs before this instrument terminates in accordance with Sections 1(b)-(d), the Issuer shall promptly notify the Investor of the closing, or anticipated closing, of the Equity Financing and issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Equity Financing, subject to the terms of this Section 1. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**Equity Financing Price**," as defined below).

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE (whether pursuant to Sections 1(a), (c) or (e)), the holder of this SAFE will automatically be entitled (subject to the liquidation priority set forth below in Section 1(d)) to receive a portion of Proceeds, due and payable to the holder of this SAFE immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the **greater of** (1) the Purchase Amount (or a lesser amount as described below) (the "**Cash-**

Out Amount") or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price (the "**Conversion Amount**").

Notwithstanding the foregoing, if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the holder of this SAFE pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Issuer shall deliver to the holder of this SAFE in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event (defined below) before termination of this SAFE, this SAFE's holder will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds (defined below) equal to the Cash-Out Amount, due and payable to the holder of this SAFE immediately before the consummation of the Dissolution Event.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The holder of this SAFE's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stockholders in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The holder of this SAFE's rights to receive their Conversion Amount is (A) on par with payments for Common Stock and other SAFEs (whether this Series of SAFEs or alternative SAFEs) and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This SAFE automatically terminates (without relieving the Issuer or holder of this SAFE of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the holder of this SAFE pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the holder of this SAFE pursuant to Section 1(b) or Section 1(c) as subject to Section 1(d).

2.   Definitions

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of

1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Custodian**" means BitGo Bank & Trust, National Association and its successors and assigns.

"**Direct Listing**" means the Issuer's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing Capital Stock of the Issuer for resale, as approved by the Issuer's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code, or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $5,000,000 in cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is less than or equal to the Pre-Money Valuation Cap, the lowest price per share of the Equity Securities sold in the Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the Equity Financing is greater than the Pre-Money Valuation Cap, the SAFE Price.

"**Equity Securities**" shall mean Capital Stock (whether Common Stock or Preferred Stock), any other capital or profits interest of the Issuer, or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) the Unissued Option Pool; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed 180 days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Preferred Stock price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Reg. CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Issuer plan.

3.   Custodian; Securities Entitlement

(a)   The Issuer and the Investor appoints and authorizes the Custodian for the benefit of the Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon acceptance of the SAFE, the Issuer shall issue and deliver the SAFE to the Custodian, who shall solely hold such SAFE and any securities that may be issued upon conversion thereof for the benefit of the Investor and shall be a "protected purchaser" of such SAFE within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book-entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the SAFE and any securities that may be issued upon conversion thereof equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the SAFE in the Offering.

(b)   Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's SAFE and any securities that may be issued upon conversion thereof to any of its affiliates or to its successors and assigns, whether by merger, consolidation or otherwise, in each case, without the consent of the Investor or the Issuer. Investor acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

4.   Issuer Representations, Warranties and Covenants

The Issuer represents, warrants, and covenants to the Investor and the Intermediary as follows:

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**ICA**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the ICA, (iii) not disqualified from selling securities under Rule 503(a) of Reg. CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer hereby authorizes the Custodian to hold this SAFE and the securities issuable upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investors, which shall be in uncertificated form. The Issuer agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

5.   **Investor Representations, Warranties, and Covenants**

The Investor represents, warrants and covenants to the Issuer, the Issuer's representatives and agents, and Intermediary, as follows:

(a)   The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes a valid and binding obligation of the Investor, enforceable per its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities (collectively, the "**Securities**") have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that the Securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Reg. CF, in which case certain state transfer restrictions may apply.

(c)   The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing the Securities in compliance with, the investment limitations set forth in Rule 100(a)(2) of Reg. CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the Securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the Securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the Securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that the Securities provide the Investor no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the Securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the Securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Securities, or any securities convertible or issuable therefrom, is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Issuer. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Securities, or any securities convertible or issuable therefrom, to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Securities, or any securities convertible or issuable therefrom, will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Securities, or any securities convertible or issuable therefrom; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities, or any securities convertible or issuable therefrom. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Securities, or any securities convertible or issuable therefrom, (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Issuer questions about its business plans, "Risk Factors," and all other information presented in the offering documents related to this transaction.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(m)   This SAFE has been duly authorized, executed and delivered by the Investor and, upon due authorization, execution and delivery by the Issuer, will constitute the valid and legally binding agreement of the Investor enforceable in accordance with its terms against the Investor, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and remedies, as from time to time in effect; (ii) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) considerations of public policy or the effect of applicable law relating to fiduciary duties.

(n)   Investor directs the Issuer to issue the Securities that are ultimately issued pursuant to this SAFE in the name of the Custodian, and the Investor acknowledges and agrees that the Custodian will hold the Securities in registered form in its for the benefit of the Investors, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between the Investor and the Custodian, Custodian may take direction from the Lead (as defined below) who will act on behalf of the Investors, and the Issuer, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via the SAFE, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

(o) The Investor will maintain an account in good standing with Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any of the provisions of such Custody Account Agreement contradict this instrument, the Custody Account Agreement shall be provided precedence.

(p) The Investor agrees any action contemplated by this instrument and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor or the Custodian as Investor's agent.

6. **Transfer Restrictions**.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   If the Investor intends to transfer the SAFE ("**Transfer**"), the party accepting transfer ("**Transferee**") must pass and continue to comply with any applicable know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and, at the Issuer's sole determination, execute an Omnibus Nominee Trust Agreement, provided in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute an Omnibus Nominee Trust Agreement contemporaneously with the Transfer, if determined necessary in the Issuer's sole discretion, may render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(f)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7.   Tokenization and Fractionalization

(a)	The Issuer has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Issuer or an entitlement order to a securities intermediary holding this SAFE on behalf of others. The Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders.

(b)	The Securities, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Issuer's sole discretion.

## 8.	Miscellaneous

(a)	The Investor agrees to execute an Omnibus Nominee Agreement contemporaneously and in connection with the purchase of this SAFE. The Investor agrees and understands that the Investor's failure to execute an Omnibus Nominee Agreement contemporaneously with this SAFE may render the SAFE void, null and unenforceable.

(b)	The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument.

(c)	Any provision of this SAFE may be amended, waived, or modified (i) by the Chief Executive Officer of the Issuer (the "**Lead**"), acting in his or her reasonable discretion, without the consent of any Investor, provided, however, that no amendment, waiver, or modification pursuant to this clause (i) shall (A) reduce the Purchase Amount paid by any Investor or (B) increase the Pre-Money Valuation Cap applicable to any Investor's SAFE; or (ii) by the Issuer with the written approval of Investors holding more than a majority of the aggregate outstanding Purchase Amounts under all SAFEs comprising this Series 2026 SAFE. Any amendment, waiver, or modification effected pursuant to clause (i) or clause (ii) shall be final, binding, and enforceable against all Investors and their respective heirs, executors, administrators, successors, and assigns, whether or not such Investor consented to or received notice of such amendment, waiver, or modification. The Lead shall act in accordance with the principles of good faith and fair dealing in the performance of their role as Lead and shall have no liability to any Investor arising from any amendment, waiver, or modification made in accordance with such standard pursuant to this Section 8(c).

(d)	The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(e)	Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the Issuer and the Investor; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   Custodian through this SAFE and related Omnibus Nominee Agreement entered into between the Investor and Custodian shall be considered legal record holder of the SAFE and any shares of securities convertible thereon, including Capital Stock.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within fifty (50) miles of the Issuer's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes only this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **ISSUER:**

                                                        DORIAN INC.

By: _____   By: _____
Name: Name: Julia Palatovska
Date: Title: Chief Executive Officer
                                                        Date:

                                                        Email: julia@dorian.live

                                                        Address: 440 N Barranca Ave, #5571
                                                                 Covina, CA 91723

EXHIBIT C

Custody Agreement



BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME   ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's   Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1. **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4. Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

    i. Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

    ii. Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

    i. Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

    ii. Custodian will provide Client with a confirmation of the pending transfer.

    iii. If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv.   If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5.   **Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving   Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6.   **API Access.**

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7.   **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8.   **Acknowledgement of Risks.**

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General.
The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The   Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5. Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6. Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7. Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8.   Operation of Digital Asset Protocols.

(a)   Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9.   Account Statements.

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10.   Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. **Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. **Clearing and Settlement Services.**

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

    i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

    ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

    iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

    iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v.   Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi.   Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii.   Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii.   Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix.   Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c)   Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d)   Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e)   Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f)   Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1.   Company Site and Content. Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5. Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets   . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6. Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7. Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1. Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2. Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3. Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1. Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. Termination for Breach. Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. Suspension, Termination, or Cancellation by Custodian.

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

    i. Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

    ii. Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

    iii. Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

    iv. Custodian service partners are unable to support Client's use;

    v. Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

    vi. Client fails to pay fees for a period of 90 days; or

    vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. Effect of Termination. On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. Early Termination. Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise

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its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

   7.1. **By Client.** Client represents, warrants, and covenants to Custodian that:

   (a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2. By Custodian. Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3. Notification. Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. **DISCLAIMER**. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. **CONFIDENTIALITY, PRIVACY, DATA SECURITY.**

9.1. Confidentiality.

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2.   **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3.   **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10.   INDEMNIFICATION.

10.1.   **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2.   **Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED   ASSETS   .

12. MISCELLANEOUS.

12.1. **Notice.** All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. **Publicity**. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. **Entire Agreement.** This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. **Computer Viruses.** Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. **No Waiver.** The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. **Amendments.** Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. **Assignment.** Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[*Remainder of page intentionally left blank. Signature page follows*.]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.   **[CLIENT NAME]**

By: By:

Name: Name:

Title: Title:

Date: Date:

Address for Notice: Address for Notice:

6216 Pinnacle Place   _____
Suite 101
Sioux Falls, SD 57108   _____
Attn: Legal
Email: legal@bitgo.com   _____

                                       Attn:

                                       Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I.   Expanded Definition of Services. Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II.   Fees. The Fees associated with Services for Client are as follows:

1.   Onboarding Fee.

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

2.   Digital Asset Storage Fee and Fixed Monthly Fee.

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly   Asset Storage Fee (subject to overage fees), as set forth below:

Product	Fixed Monthly Storage Fee
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	
MMI wallets (exclusive of NFT holdings)	$_____
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	**Basis Points (bps)**
0 to $[_____]	Included as part of the Fixed Monthly Asset Storage Fee
$[_____] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

---

[1]   For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[_____]	Included as part of the Fixed Monthly Digital Asset Storage Fee

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[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[_____] and greater	10 bps "Overage Fee"

4. NFT Services.

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

5. Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6. Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8. Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.   **[<mark>CLIENT NAME</mark>]**

By: _____   By: _____

Name: _____   Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

APPENDIX 1
ADDITIONAL TERMS

I.   **<u>MMI SERVICES</u>**: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II.   **<u>NFT SERVICES</u>:** See https://www.bitgo.com/legal/nft-service-terms

III.   **<u>STAKING SERVICES</u>:** See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2. <u>Acceptance</u>. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3. <u>Revocation</u>. The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("<u>Restricted Property</u>") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4. <u>Custody of Property</u>. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "<u>Convertible Instruments</u>")).

5. <u>No Beneficial Interest</u>.   The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Beneficial Owner.   Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification.   The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Binding Effect.   This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10. <u>Counterparts</u>. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11. <u>Governing Law</u>.   This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12. <u>Notices</u>.   All notices demands, consents, elections, offers, requests or other communications (collectively, a "<u>notice</u>") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13. <u>Termination</u>.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee <u>provided</u>, <u>however</u>, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER   **BITGO TRUST COMPANY, INC.**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

Video Transcript

VIDEO TRANSCRIPT

0:01: Games are the most advanced entertainment medium.

0:04: They combine cutting edge technologies, art, animation, music, voice acting, engineering, level design, and many more disciplines, which is why making games has been inaccessible and too expensive for many creators like artists, writers, cosplayers, or voice actors.

0:22: Within 2 years, I went from, you know, being a fan creator.

0:27: Doing this for fun, and then eventually quitting my full-time job, which was in a completely different industry.

0:34: I'm part of my own small game studio now.

0:37: Because millions of people have now played my game, it's allowed me to open my own game studio.

0:42: It's still just me, but it's slowly expanding with what I am able to do because of that.

0:47: And I'm now able to get voice actors and hire artists and get an assistant to help me when I'm struggling.

0:53: In just 2 years, thanks to Dorians, I went from like being just a hobby artist on Webtoon to making all my art and my writing, my whole job.

1:06: Dorian is a platform where small teams with big visions can move quickly from ideas to game launches that become million dollar titles.

1:14: The only thing that I have to be accountable to is my audience.

1:18: My fans who support me.

1:19: Fans get to have more of an involved take on the process.

1:23: They get to add a little bit to the creative flow.

1:26: When you invest in like Dorian Games, you're really empowering artists to have a future.

1:31: We're so excited to open this round and make Dorian community owned.

1:36: Our backers are funding the next wave of creator-owned game studios run by human artists.

1:43: Let's bring new voices into games and build the future of games together.

EXHIBIT F

Testing the Waters Communications



Company Name	Dorian
Logo	
Headline	Roblox for storytellers where artists and writers become game developers and build real businesses
Slides	
Tags	B2C, Marketplace, Immigrant Founders, Women Founders, Diversity & Inclusion, Video Games, Media Production & Curation

Pitch text

Summary

- Two-person team's horror game hit $3M in under a year, no code needed
- Cosplayer went from 86 Patreon patrons to 215,000 patrons on Dorian
- $5.5M platform revenue in 12 months - 10x growth year over year
- 90% female creators vs 8% industry average: flipping gaming's gap
- Fans have spent $10M+ supporting creators and their games
- Creators keep 50% of revenue and 100% of their IP
- Backed by investors in Unity, Supercell, Wattpad

The Problem

The Creator Economy Is Broken

Hundreds of millions of creators are building audiences. Almost none can make a living.


Hundreds of millions of creators are producing engaging linear content
Video
100M
Creators
Comics & Manga
25M
Creators
Fiction
15M
Traditionally published writers
Fanfiction
700M
Story uploads across 3 top sites
...but can't monetize

These creators produce incredible work that builds massive, passionate fanbases. But the platforms they use weren't built to pay them.


Less than 1%
of linear content creators monetize their fans
$
WEB TOON
YouTube
wattpad

The creator platforms that have been built are proof the model works at massive scale. Twitch sold for $970M. Wattpad exited at $600M. Roblox IPO'd at $42B. Webtoon went public at $2.67B. These platforms generated extraordinary returns, but in every case, **the creators who built the value owned none of the equity**. When the platform succeeded, the people who made it valuable didn't participate.


Twitch (2014)
$970M
acquisition
Early investors achieved ~14× in ~2 years
Wattpad (2021)
$600M
Acquisition
Text-based creator platform
Roblox (2021)
$42B
IPO
Early dev-investors won twice (creator income + equity)
WEB TOON
Webtoon (2024)
$2.67B
IPO
Massive value creation
The Track Record: The pattern is clear – creator platforms generate extraordinary returns

Dorian is changing this. For artists, writers, cosplayers, and voice actors who live and breathe fictional worlds, Dorian is purpose-built to help them make a living and start a business. Creators get a no-code game engine, built-in monetization through Hearts (in-app currency), and a **50/50 revenue split where they keep 100% of their IP**. And now, for the first time, fans and investors can own equity in the platform itself.


Traditional Platforms
✗ Platforms control creator data and access
✗ Creators hold zero equity
✗ Less than 1% ever get paid
✗ When the platform succeeds, creators don't participate
YouTube
Tik Tok
WEB TOON
Dorian
✓ Creators own 100% of their IP
✓ 50/50 revenue split on every transaction
✓ No-code: any creator can build a game
✓ Now: fans and investors can own equity in the platform
DORIAN

TOP CREATORS [main section]

Proof It Works

Creators are building real businesses on Dorian

For artists, writers, and cosplayers who live and breathe fictional worlds, Dorian is purpose-built to help them make a living and start a business. These creators used Dorian's no-code tools to build games, grow audiences, and earn real income.


Rose Magpie
Cosplayer • 1.2M followers
patreon
Was 86 Patrons on Patreon
215K
DORIAN
Dorian Patrons
"I started out on Dorian with nothing to my name but ideas and it was so much easier that I ever thought it would be to make a game and now I do this for a living and I can't picture myself doing much else"
Started a Game Studio
RoseMagpie
215.2k Patrons
85.2k Followers
Following
Friend
FAVORITES
GAMES


Valerie
Comic Artist • 12M views on Webtoon
patreon
Was 13 Patrons on Patreon
82.7K
DORIAN
Dorian Patrons
"I always dreamt of making a game and Dorian has made it possible for me, the UI is intuitive enough that I'm able to produce polished games that really bring my art and stories to life!"
Started a Game Studio
ValerieOS
FAVORITES
GAMES


Inspector Lemon
Cosplayer • 1M followers
patreon
Was 140 Patrons on Patreon
35.3K
DORIAN
Dorian Patrons
"Never in my wildest dreams did I think anyone would actually care about the characters I helped bring to life"
Dorian is Main Income
InspectorLemon
FAVORITES
GAMES
Work Stream


Dorian creators are already outperforming professional game studios
NO CODE
NO EXPERIENCE
NO BUDGET REQUIRED
$3.3M
Reached by a horror game less than a year after its concept stage.
{ SLASH FIC }
1M
players reached by a solo cosplayer's romantasy dating sim.
{ SHARK BAIT }

THE OPPORTUNITY [main section]

Team

The people behind Dorian who built $8B+ in lifetime revenue

Julia Palatovska spent years investing in game companies at London Venture Partners after leading mobile game publishing at G5 Entertainment (Nasdaq Stockholm). From the investment side, she saw something broken: hundreds of millions of creators were building stories, art, and fandoms online, but had no way to turn that work into games or real income. The gaming industry was built by men, for men, while the most passionate audiences were being ignored. She left VC to build the platform she wished existed.

Jordan Lee, who'd spent a decade shipping mobile games at Digital Chocolate, DomiNations, and Nexon, joined as co-founder to build the technology. Together, they created Dorian: a no-code platform where any creator can turn stories into games, own their IP, and build a real business.


Julia Palatovska
Co-Founder & CEO
Hidden City
$400M
lifetime revenue
Jordan Lee
Co-Founder & CTO
DomiNations
$200M
lifetime revenue
Jessica Delfanti
VP of Creator Growth
Family Guy
$200M
lifetime revenue
Natalia Fedyaeva
Director of growth Marketing
Gardenscapes
$6Bn
lifetime revenue
Denis Terpanov
Director of Product Development
Game of Thrones
$1Bn
lifetime revenue

Dorian's Investors

Institutional Investors: Premier Gaming Backers

Dorian is backed by premier gaming and consumer VCs who have invested in some of the biggest platform exits in history.


RAINE
Backed Wattpad before $600M exit
Know billion-dollar platforms
wattpad
KONVOY
vgames
Premier gaming-focused VCs
Portfolio of gaming winners
Lvp.
Early in Supercell (multi-B exit)
Backed Unity pre-IPO
unity
Gaingels
$900M+ deployed across portfolio
Mission and returns aligned
MARCH CAPITAL
Gaming arm of March Capital
Took CrowdStrike public
CROWDSTRIKE

Angel Investors: Founders Who've Done This Before

Our angel investors have built and sold billion-dollar creator platforms. They know the playbook.


Jens Hilgers
Founded ESL
$1.05B
Sold ESL to Savvy Games Group
ESL
Kevin Lin
Co-founded Twitch
$970M
Sold to Amazon
twitch
Holly Liy
Co-founded Kabam
$400M
Annual Revenue
KABAM

Traction [main section]

Platform Traction


$10M+
Fan Spend
On Creator-Made Games
$2-3M
Top Creator
Annual Earnings
10+
Creator Games
Earning Six Figures
90%
Women Creators
vs 8% Industry Average

Vision and Strategy [main section]

A Massive, Growing Market

The $200B female content boom

Women and Gen Z audiences are driving a massive shift in entertainment spending. BookTok fueled a 41% surge in sci-fi and fantasy book sales. Love and Deepspace, an anime-style dating sim, surpassed $750M in revenue. Micro-dramas are becoming a global entertainment category. This isn't a niche. It's a $200 billion market looking for a platform purpose-built for the creators who serve it.


We're empowering creators in the $200B female content boom to make games
Celebrating World Book Day with #BookTok
After TikTok, Micro Dramas Could Be China's Latest Disruptor to Global Entertainment
Anime-style dating sim Love and Deepspace surpasses $750m
Romantasy and BookTok driving a huge rise in science fiction and fantasy sales
The subgenre helped increase the market share by 41.3% last year aided by bestseller Fourth Wing from Rebecca Yarros while food and drink topped nonfiction sales

90% of Dorian creators are women, compared to just 8% in the broader games industry. We're not just closing the gap, we're building the platform where underrepresented voices thrive.


We've mastered turning female-first fiction & comics into highly monetizing games
90% women
60% Gen Z

Dorian enables new generation of creators to deliver games directly to underserved female fandoms with fast-growing spending potential.

FUNDING [main section]

The Deal

SAFE: Your early-bird advantage

A SAFE (Simple Agreement for Future Equity) lets you buy future shares at today's price. You automatically get whichever is the better deal: the valuation cap or the discount.

This is the first time Dorian is offering the public the opportunity to participate in our round. You can become a shareholder in Dorian alongside institutional investors like Raine Ventures, LVP, and Konvoy, and angel investors like Twitch co-founder Kevin Lin, ESL founder Jens Hilgers, and Kabam co-founder Holly Liu.


What's a SAFE:
Simple Agreement for Future Equity
You're buying future shares at today's price
Pre-Sale tickets
Your Protection:
$60M Valuation Cap: Your max price is locked
20% Discount: on next round price
You get the better of cap OR discount

Regulation CF offering. See Republic offering documents for complete terms and risks.

What Could $5,000 Become?

Here's how your investment could grow at different exit scenarios. Plus you earn active creator revenue throughout the journey.



Scenario	Exit Value	Your Return
Smaller Exit	$200M	$16,650 (3.3x)
Wattpad-like Exit	$600M	$50,000 (10x)
Big Exit (Webtoon)	$2.5B	$208,000 (41x)

Plus: Active creator revenue throughout the journey

Important: *Hypothetical illustration only, not a projection or guarantee. Based on SAFE with $60M cap or 20% discount. Actual returns depend on future events that may never occur. This is a high-risk investment. You could lose your entire investment.*

PERKS [MAIN SECTION]

Your Perks

Here's what you get when you invest

Every investment tier comes with Hearts (Dorian's in-platform currency) plus exclusive perks. Higher tiers unlock game character appearances and custom game development.


Choose your investment tier
$150-$499
5%
back in perks
~$8-$25 in Hearts
$10
Merch Credit
$500-$999
5.5%
back in perks
~$28-$55 in Hearts
$50
Merch Credit
$1,000-$4,999
6%
back in perks
~$60-$300 in Hearts
$100
Merch Credit
$5,000-$9,999
6.5%
back in perks
~$325-$650 in Hearts
$250
Merch Credit
$10K-$24,999
7%
back in perks
~$700-$1.7K in Hearts
$500
Merch Credit
$25K-$49,999
7.5%
back in perks
~$1.9K-$3.7K in Hearts
$1,000
Merch Credit
★ Become a Game Character
$50K+
8%
back in perks
~$4,000+ in Hearts
$2,000
Merch Credit
★ We build YOUR game
Hearts scale proportionally within each tier | All tiers include Discord access | All perks are cumulative

Community Co-Creation

Invest together, or champion a creator yourself

At the **$50,000 community threshold**, something special unlocks: you don't just own a piece of Dorian, you help shape what gets built.

This tier can be reached by a community investing together, or by an individual investor who wants to champion a specific creator. Choose a creator, and our professional team builds their game (at least 5 episodes). You get a front-row seat to the creative process, the creator keeps their IP and earns revenue, and you own equity in the platform powering it all.

Investors collaborate with creators on the concept, characters, and story direction of a brand-new game that our team will develop with professional production quality.

Community Co-Creation
Fans invest $50k and vote on:
Game concept & genre
Character designs
Story direction
Key features
Unlock Game Owner Benefits
When your community hits threshold:
We help build YOUR game (5+ episodes)
You own the IP
Exclusive distribution on Dorian
Everyone Wins
Fans:
Co-create own equity in Dorian
You:
Pro-built game + revenue + equity
Community:
Full alignment

Hearts = Dorian's in-platform currency. 6.5% of each investment goes to the Heart Fund to support creators directly.

USE OF FUNDS [MAIN SECTION]

What Your Investment Powers

Better tools, better games, better experiences for you

Your investment goes directly into making Dorian a better platform for the creators you follow and the games you play.

Here's what we're building:



110x
Multiple on initial investment
7 projects failed
16 projects continued but generated no revenue
9 Projects earned total of $210k in 12 months since program start
SLASH FIC
1 project earned $3M+ in 12 months since program start
Creator Accelerator Program
Mentorship, production support, and featuring for new games and fandoms

The next generation of creator-made games

Imagine the dark romance and hand-painted art of games like Slay the Princess. The deep relationship systems that made Baldur's Gate 3 a cultural phenomenon. The anime dating sim appeal of Love and Deepspace, which surpassed $750M in revenue. Now imagine all of that created by independent creators with no code and no studio budget. That's what Dorian's next generation of tools will enable.


Slay the Princess
Baldur's Gate
Love and Deepspace
Dark romance · Hand-painted art
Deep relationship systems
Anime dating sim - $1B revenue
The next generation of creator-made games
Imagine these experiences, built by indie creators
with no code and no studio budget

A better experience on every device

We're building an upgraded web app so you can play creator games on desktop, not just mobile. New gameplay mechanics including dress-up, mini-games, collectibles, and 2D animations will make every game richer and more replayable.


Turn your stories into games that will capture the hearts of Dorian fans!
General Game Creation
Improvements in Creator Onboarding
Upgraded creator guides and tools to make
games better and faster

Own a piece of the platform where creators are building real businesses

The writers, artists, cosplayers, and voice actors you follow are turning their stories into interactive games on Dorian, and they're earning real money doing it. Now, for the first time, **you can invest in the platform they're building on**.

You're not just investing in a platform. You're investing in the future of who gets to create games.

Team

	Julia Palatovska	CEO & Co-founder	Julia founded Dorian to prove that creators, not just studios, can build successful game businesses. An immigrant founder, former gaming VC, and named Most Prominent Woman in Games, she's dedicated her career to empowering underrepresented creators.
	Jessica Delfanti	VP of Creator Growth	Jessica knows what it takes to make it as a creator - she spent a decade as a narrative designer on games like Game of Thrones and Family Guy. Now as VP of Creator Growth, she helps Dorian creators launch games that actually make money.

	Jordan Lee	CTO & Co-Founder of Dorian	Jordan co-founded Dorian after a decade shipping mobile games at Digital Chocolate, Nexon, and beyond. As CTO, he leads the team building everything creators need: game creation tools, monetization systems, distribution, and social features.
	Denis Terpanov	Director of Product Development	Denis builds the tools that help Dorian creators turn stories into sustainable businesses. Previously at Facebook Gaming and Warner Brothers, he's passionate about giving independent storytellers the same firepower as major studios.

	Natalia Fedyaeva	Director of Growth Marketing	Natalia drives the players that power creator success at Dorian. With growth leadership roles at Playrix and Playgendary, she's scaled mobile games to massive audiences. Now she brings that expertise to help Dorian creators find their fans.
	Alex Hall	VP of Engineering	Alex leads Dorian's engineering team with a background in ML research at Netflix and UC Berkeley. As former CTO at Tales, he built UGC gaming platforms from the ground up and now he scales the infrastructure powering thousands of creator games.

Perks

$150	Investment range: $150-$499 60 Hearts (~$8 value), scaling with investment $10 Merch Credit 5% back in perks Discord Access
$500	Investment range: $500-$999 215 Hearts (~$28 value), scaling with investment $50 Merch Credit 5.5% back in perks Discord Access
$1,000	Investment range: $1,000-$4,999 465 Hearts (~$60 value), scaling with investment $100 Merch Credit 6% back in perks Discord Access
$5,000	Investment range: $5,000-$9,999 2,500 Hearts (~$325 value), scaling with investment $250 Merch Credit 6.5% back in perks Discord Access
$10,000	Investment range: $10,000-$24,999 5,400 Hearts (~$700 value), scaling with investment $500 Merch Credit 7% back in perks Discord Access
$25,000	Investment range: $25,000-$49,999 14,500 Hearts (~$1,875 value), scaling with investment $1,000 Merch Credit 7.5% back in perks ★ Become a Game Character on Dorian Discord Access
$50,000	Investment range: $50,000+ 30,000 Hearts (~$4,000 value), scaling with investment $2,000 Merch Credit 8% back in perks ★ We help build YOUR game (at least 5 episodes, you own IP) Discord Access

FAQ

Who are Dorian's investors?	Institutional investors include Raine Ventures (led Wattpad's $600M exit), London Venture Partners (early investors in Supercell and Unity), Konvoy Ventures, March Gaming, VGames, and Gaingels. Angel investors include Kevin Lin (Twitch co-founder, $1B sale to Amazon), Holly Liu (Kabam co-founder), and Jens Hilgers (ESL founder).
Who is behind Dorian?	Dorian's leadership team has collectively contributed to products generating $8B+ in lifetime revenue across gaming, entertainment, and technology. The co-founders bring experience from Warner Bros. and major mobile gaming studios including DomiNations.
How will the funds be used?	Investment proceeds will go toward scaling the Creator Accelerator Program (the micro-fund model that turned $30K across 33 projects into $3.4M in gross creator revenue), developing new gameplay mechanics (dress-up, match-3, cooking, puzzles, collectibles, 2D animations), and improving creator onboarding with upgraded guides and tools.

Can international investors participate?	Republic accepts investments from many countries worldwide, except certain parts of Canada and certain sanctioned countries. International investors can participate on the same terms as U.S. investors. See Republic's help center for specifics.
Who can invest?	Both accredited and non-accredited investors can participate. Non-accredited investors have SEC-imposed annual limits ranging from $2,500 to $124,000 across all Reg CF offerings, based on income and net worth. Accredited investors have no regulatory cap.
How do I invest?	Go to Dorian's page on Republic. Create or log into your Republic account. Enter your investment amount (minimum $100) and complete checkout. Once the Form C is filed with the SEC, confirm your investment through the platform.
What is Republic?	Republic is a FINRA-registered equity crowdfunding platform with over 3 million users. The platform has facilitated over $2.6B in investments across 2,500+ companies. VC-backed companies including Gumroad, Revolut, and Maven have used Republic to involve their communities as investors.

Can I get my money back early?	No. There is no redemption clause. The investment remains outstanding until a trigger event occurs. Invest only what you can afford to have locked up for an extended period.
What happens if the company does not succeed?	If Dorian winds down without a successful exit, SAFE holders typically do not receive anything unless there are residual funds after paying all debts. SAFEs are not debt instruments. In a dissolution scenario, you could lose your entire investment.
What happens in an IPO?	The SAFE converts to shares that would eventually be tradeable on the public market, subject to standard lock-up periods.
What happens in an acquisition?	The SAFE converts into shares or a cash payout based on the exit valuation, applying the $60M cap or discount (whichever is more favorable to you).
Will I receive updates?	Dorian is required to file an annual report (Form C-AR) with the SEC within 120 days of the fiscal year end. The company may also share updates on the Republic campaign page.

Can I sell or transfer my SAFE?	Crowd SAFE investments are highly illiquid. By law, Reg CF securities cannot be resold for at least 12 months (with limited exceptions). Even after the lock-up period, there is no established secondary market. Investors should be prepared to hold for several years.
What rights do I have?	You have full economic rights, meaning you participate in financial upside (liquidation preference, dividends if declared, capital appreciation). Community investors do not have voting rights, board representation, or information rights beyond the mandatory annual SEC filing (Form C-AR).
How does my investment appear on the cap table?	All community investors are aggregated under a single nominee (Republic Investment Services LLC), creating one line on Dorian's cap table. You remain the beneficial owner of your shares. The nominee holds them in custody on your behalf, similar to how public shares are held "in street name."
Cap or discount: which applies?	Whichever is more favorable to you applies automatically. At a high valuation, the $60M cap likely yields a better price. At a lower valuation, the percentage discount may be more advantageous.

How does the discount work?	The first $500K of investments receive a 20% discount; the remainder up to $1M receives a 10% discount. At conversion, your shares are priced lower than what new investors pay. For example, at a $50M Series A, early investors with the 20% discount would convert at an effective $40M valuation.
How does the valuation cap work?	The $60M cap means your SAFE converts as if the company is valued at $60M maximum, even if the actual valuation at conversion is higher. For example, if a future round values Dorian at $80M, your shares would still be priced based on $60M, giving you more shares per dollar invested than new investors at that round.
When does it convert to shares?	The SAFE converts when certain events occur: Dorian is acquired, Dorian goes public (IPO), or at the company's discretion during a future priced funding round. Until one of these events happens, the SAFE remains a contractual agreement. If no trigger event ever occurs, the SAFE may never convert.
What is a Crowd SAFE?	A Crowd SAFE is Republic's adapted version of the SAFE (Simple Agreement for Future Equity). It is not current equity and not a loan. It gives you the contractual right to receive equity at a future qualifying event. Think of it as buying at a locked-in price for shares you'll receive when a trigger event occurs.

What could my investment become?

Below are illustrative scenarios for a $5,000 investment, based on the SAFE converting at the $60M cap or 20% discount (whichever is more favorable).

Smaller exit ($200M): Approximately $16,650 (3.3x)
Mid-size exit ($600M): Approximately $50,000 (10x)
Large exit ($2.5B): Approximately $208,000 (41.6x)

These are hypothetical illustrations only. There is no guarantee of any return. You could lose your entire investment. Past performance of other companies is not indicative of future results. See offering documents for complete risk factors.

What are the terms?

Instrument: Crowd SAFE (Simple Agreement for Future Equity)
Raise amount: Up to $1,000,000
Valuation cap: $60,000,000
Discount: 20% for the first $500K in commitments, 10% thereafter
Minimum investment: $100
Investor rights: Full economic rights. No voting rights or board representation.
Cap table impact: Single line item via Republic Investment Services LLC (nominee).

What do I get for investing?

You receive a financial stake in Dorian via a Crowd SAFE (Simple Agreement for Future Equity). The SAFE converts to equity at a future financing, acquisition, or IPO. You invest alongside institutional investors on the same terms. This is the first time Dorian is offering the public the opportunity to participate in a round.

What market does Dorian address?

Dorian operates at the intersection of gaming, user-generated content, micro-dramas, and female-first fiction. BookTok has driven a 41% increase in sci-fi/fantasy book sales. Love and Deepspace, a dating sim, has surpassed $750M in revenue. These trends point to growing demand for story-driven content by women and Gen Z audiences.

What makes Dorian different?

Dorian focuses on female-first storytelling (90% women creators vs. 8.3% industry average), requires no coding to create games, and enables proven monetization from day one. The platform uses a portfolio approach: a $30K micro-fund across 33 creator projects helped generate $3.4M in gross creator revenue. Creators keep their IP and earn revenue directly.

What makes Dorian different from other platforms?

Female-first focus: Serving an underserved majority.

90% of Dorian creators are women, vs. 8.3% industry average.

No-code creation: Storytellers build fully playable games fast, no engine expertise required. Proven monetization: Top creators earning $2-3M annually. Solo creator horror game hit $3.5M in under a year.

Portfolio model: Dozens of creator-led titles vs. one-bet game development. Our $30K micro-fund across 33 projects helped creators generate $3.4M in gross revenue.

IP ownership: Creators keep their IP and monetize from day one, unlike traditional platforms.

Why should I invest in Dorian?

Dorian is a creation platform where storytellers build playable, revenue-generating games without code. 90% of Dorian creators are women, serving the growing female gaming audience (50% of all gamers) that most platforms do not prioritize.

Creators on Dorian have generated over $10M in fan spend on creator-made games to date. Individual titles have reached $3.5M in less than a year. The company has partnerships with Lionsgate and AMC Networks.

Dorian has raised $19.4M+ from institutional investors including Raine Ventures, London Venture Partners, and Konvoy Ventures, along with strategic angels such as Twitch co-founder Kevin Lin, ESL founder Jens Hilgers, and Kabam co-founder Holly Liu.



Republic

Company Name Dorian

Logo



Headline Dorian is a platform where UGC creators become game company founders

Slides



DORIAN
Dorian is empowering the next generation of game creators to build iconic IP
2025
BEST GAME ENGINE / CREATION PLATFORM
FINALIST
Progress Achieved!
You increased Lee's affection for you!
+3
Next

Tags   B2C, Marketplace, Immigrant Founders, Women Founders, Diversity & Inclusion, Video Games, Media Production & Curation, SAFE, Companies

Pitch text

Summary

- $10M+ in lifetime revenue from fans spend
- $19M raised to build a no-coding game engine & distribution platform
- Best Game Engine/Creative Platform Nominee alongside Unreal, Unity & Roblox
- Non-technical indie creators built $1M+ games on Dorian
- 90% of creators are women and queer vs 8% industry average
- Several creators started game studios to build games on Dorian
- Invest alongside backers of Twitch, Supercell, and Wattpad

The Problem

The Creator Economy Is Broken

Being social media famous doesn't cut it: even creators with huge audiences can't make a living.


Millions of creators are producing engaging content that earns them likes & follows but not a living
Video
100M
Creators
Comics & Manga
25M
Creators
Fiction
15M
Traditionally published writers
Fanfiction
700M
Story uploads across 3 top sites

- Millions of creators produce incredible work that builds massive, passionate fanbases.
- But creators don't get to make a living from their likes!
- **Less than 1%** of them earn money from their fans on webcomic and fanfiction platforms or social media.
- Creators don't get to be shareholders in the platforms that they help grow.

The Solution

Dorian is changing how fandoms support creators! We help artists, writers, cosplayers, and voice actors turn their stories into games and deliver them directly to fans.

Dorian is a two-sided marketplace powered by technology: **thousands of creators** have used Dorian's no-code game engine to turn their art into games without having to hire a team of engineers, designers and analysts. And fans play these games on our mobile app and spend through in-app currency to shape relationships and endings in their favorite games!

Dorian has already empowered creators to build cutting edge game mechanics that would usually require a game studio!

- A full **code-free** environment that simplifies the creation without limiting the content!
- Full **audio controls** for music, sound effects, and VO
- Full **art control** for characters, backgrounds, popups, and icons
- Complex **relationship economies** as seen in Baldur's Gate
- **Unlockable content** as seen in Love & Deepspace
- **Random Chance** mechanics showcased in many gacha games
- **Collectibles & achievements** as seen in the Arcana
- And much, much more - if we listed them all, we'd need another page!

What makes Dorian special is how much fans already support creators: **10% of our fans become patrons** of the games they love, compared to ~2.5% average in other games - and we're working to increase that, so more creators can thrive!

Creators keep **100% of their IP** and earn a **50/50 revenue split.** And now, for the first time, fans and creators can become shareholders in the platform itself!


Traditional Creator Platforms
✗ Platforms control creator data and access
✗ Less than 1% ever get paid
✗ When the platform succeeds through acquisition or IPO, creators don't get to participate
Dorian
✓ Creators own 100% of their IP
✓ 50/50 revenue split on every transaction
✓ No-code: any creator can build a game
✓ This round is an opportunity for creators and fans to become shareholders of the platform!

Creator Case Studies

Proof It Works

Creators are building real businesses on Dorian

For artists, writers, cosplayers, and voice actors who live and breathe fictional worlds, Dorian is the best platform to build their own IP and start a business. Meet some of the creators who are using Dorian to build games, grow audiences, and earn real income!


Rose Magpie
Cosplayer with 1.2M social media followers
Started a game studio to build games on Dorian
patreon
90 patrons on Patreon
232.5K
DORIAN
patrons on Dorian
"I started out on Dorian with nothing to my name but ideas and it was so much easier than I ever thought it would be to make a game and now I do this for a living and I can't picture myself doing much else"
RoseMagpie
232.5k Patrons
87.3k Followers
Following
Friend
FAVORITES
GAMES


Valerie
Formerly a comic artist with 12M views on Webtoon
Now started a game studio to build games on Dorian
Used to be a hobby artist
85.8K
DORIAN
patrons on Dorian
"I always dreamt of making a game and Dorian has made it possible for me, the UI is intuitive enough that I'm able to produce polished games that really bring my art and stories to life!"
ValerieOS
85.8k Patrons
16.0k Followers
Following
Friend
FAVORITES
GAMES
11959
2085


Inspector Lemon
Cosplayer with 1M followers
Dorian is the main source of income
patreon
140 patrons on Patreon
35.6K
DORIAN
patrons on Dorian
"Never in my wildest dreams did I think anyone would actually care about the characters I helped bring to life"
InspectorLemon
35.6k Patrons
54.8k Followers
Following
Pending Friend Request
FAVORITES
GAMES
15897
29
325
10742
257


Dorian games are already outperforming games produced by many game studios
$3M+
Reached by a horror romance game in less than a year since episode 1 release
{ SLASHFIC }
1M+
players reached by a solo cosplayer's dating sim
{ SHARK BAIT }

Founders



Julia Palatovska grew up in Ukraine devouring fiction, Greek myths and writing fanfiction. No game consoles because they were a luxury in a single mother household.

She later helped turn mobile games publishing at G5 Games into a multi-million dollar business through its Nasdaq Stockholm listing. Then Julia joined London Venture Partners (early backers of Supercell and Unity) to invest in early games startups.

After spending years of building and investing in games, Julia got obsessed with an idea that combined her childhood hobbies and her experience in games: democratize game creation to enable artists and writers passionate about storytelling just like her to turn their art into game universes. Many artists, writers and cosplayers have millions of social media views of their fanart or original characters and earn nothing more than likes! Yet the same art can have vastly different earning potential in a game format: games earn money through player agency, high replay value and multiple outcomes. **What if artists and storytellers could turn their vision into games and deliver them directly to fans without hiring engineers or finding publishers?**

Julia moved to San Francisco where she teamed up with Jordan Lee, the CTO of Dorian. Jordan had a decade of experience shipping games at such companies as Digital Chocolate and Nexon. Together they started Dorian: a no-code ecosystem and distribution platform where non-technical creators can build game IP and earn a living by focusing on what they do best!

Team


Julia Palatovska
Co-Founder & CEO
Hidden City
$400M
lifetime revenue
Previously at:
G5 Entertainment, LVP
Jordan Lee
Co-Founder & CTO
DomiNations
$200M
lifetime revenue
Previously at:
Nexon, Digital Chocolate
Jessica Delfanti
VP of Creator Growth
Family Guy
$200M
lifetime revenue
Previously at:
TinyCo
Natalia Fedyaeva
Director of growth Marketing
Gardenscapes
$6Bn
lifetime revenue
Previously at:
Playrix, Playgendary
Denis Terpanov
Director of Product Development
Game of Thrones
$1Bn
lifetime revenue
Previously at:
Warner Bros. Games

Traction


$10M+
Total fan spend on Dorian
$1M+ titles
Built by creators with no previous experience and upfront budget
60%
Gen Z women audience underserved and misunderstood by the games industry
90%
Female and queer creators
vs 8% games industry average

Investors

Angel Investors: Founders Who've Done This Before

Our angel investors have built, sold and invested in some of the best game & entertainment companies.

They know the playbook.


Jens Hilgers
Founded ESL
~$100M
Acquired by MTG
Kevin Lin
Co-founded Twitch
~$1B
Acquired by Amazon
Holly Liu
Co-founded Kabam
~$800M
Acquired by Netmarble

Institutional Investors

Dorian is backed by some of the best gaming and consumer VCs who previously invested in the biggest game companies and creator platforms.


RAINE
Backed Wattpad before $600M exit
Backed one of the biggest creator platforms
vgames
Early stage game VC fund
Portfolio of gaming winners
Lvp.
Early Supercell backers
Backed Unity pre-IPO
KONVOY
Early stage VC fund
Infrastructure investments including kids safety online
MARCH CAPITAL
Gaming arm of March Capital
Took CrowdStrike public

Community Owned Platform


Creator Platforms are Billion-Dollar Outcomes for Investors
Twitch
(2014)
$970M
acquisition
Wattpad
(2021)
$600M
acquisition
Roblox
(2021)
$42B
IPO
Webtoon
(2024)
$2.67B
IPO

The pattern is clear that creator platforms can reach extraordinary returns for their investors. Twitch was acquired for $970M. Wattpad exited at $600M. Roblox IPO'd at $42B. Webtoon went public at $2.67B.

Dorian is a leading platform for female-first game fandoms growing together with our creators by enabling them to build the next generation of iconic game IP. The goal of this round is to include creators and fans into our success. As Dorian grows, we want the people who made it valuable to receive a portion of this success!

The Opportunity

We are serving a massive, fast-growing market

The $200B female-first content boom

Both women and Gen Z audiences are driving a massive shift in entertainment media spending.

- **#BookTok** and **romantasy** drove book revenue up 41% in a single year.
- **Love and Deepspace**, an anime-style dating sim, reached $1B in revenue.
- **Micro-dramas** are becoming a global entertainment category.
- This isn't a niche. It's a $200 billion market, and Dorian is the platform built for the creators who want to build their IP for these audiences.


We're empowering creators in the $200B female content boom to make games
Love and Deepspace Nears $1 Billion in Revenue
Love and Deepspace celebrates two years with rising revenue, growing player base, and global events as Infold Games' top-grossing mobile title.
BOOKTOK'S BIGGEST CREATORS ON WHAT'S NEXT IN 2026
Romantasy and BookTok driving a huge rise in science fiction and fantasy sales
The subgenre helped increase the market share by 41.3% last year aided by bestseller Fourth Wing from Rebecca Yarros while food and drink topped nonfiction sales

90% of Dorian creators are women and queer, compared to just 8% in the broader games industry. We're not just closing the gap, we're building the platform where new voices will deliver direct to consumer games that do not exist anywhere else.

Funding Round

The Deal

SAFE: Your early-bird advantage

A SAFE (Simple Agreement for Future Equity) lets you buy future shares at today's price. You automatically get whichever is the better deal: the valuation cap or the discount.

This is the first time Dorian is offering the public the opportunity to participate in our round. You can become a shareholder in Dorian alongside institutional investors like Raine Ventures and LVP, and angel investors like Twitch co-founder Kevin Lin, ESL founder Jens Hilgers, and Kabam co-founder Holly Liu.



What's a SAFE:
Simple Agreement for Future Equity
You're buying future shares at today's price
Pre-Sale tickets
Your Protection:
$60M Valuation Cap:
Your max price is locked
20% Discount:
on next round price
You get the better of cap OR discount

Regulation CF offering. See Republic offering documents for complete terms and risks.

What Could $5,000 Become?

Here's how your investment could grow at different exit scenarios as an investor.



Scenario	Exit Value	Your Return
Smaller Exit	$250M	$20,800 (4x)
Wattpad-like Exit	$600M	$50,000 (10x)
Big Exit (Webtoon)	$2.5B	$208,000 (41x)

As an active creator you also earn revenue from games throughout the journey

Important: *Hypothetical illustration only, not a projection or guarantee. Based on SAFE with $60M cap or 20% discount. Actual returns depend on future events that may never occur. This is a high-risk investment. Please invest only the amount that you can afford to lose.*

Investor Perks

Here's what you get when you invest

Every tier includes Hearts, Dorian's in-app currency. Spending Hearts is always optional but it's how creators earn on Dorian, so they decide which parts of their games are for paying patrons only. Fans can use Hearts to unlock patron-only scenes, bonus episodes, or speed up progression. As an investor, you'll receive Hearts in your Dorian account to access paid content and support creators!

Higher tiers also unlock custom character creation (based on your personality or design) and bespoke game that you will own developed for you by the Dorian team.


Choose your investment tier
$150-$499
5%
get back in HEARTS
~$8-$25 in Hearts
$10
Merch Credit
$500-$999
5.5%
get back in HEARTS
~$28-$55 in Hearts
$50
Merch Credit
$1,000-$4,999
6%
get back in HEARTS
~$60-$300 in Hearts
$100
Merch Credit
$5,000-$9,999
6.5%
get back in HEARTS
~$325-$650 in Hearts
$250
Merch Credit
$10K-$24,999
7%
get back in HEARTS
~$700-$1.7K in Hearts
$500
Merch Credit
$25K-$49,999
7.5%
get back in HEARTS
~$1.9K-$3.7K in Hearts
$1,000
Merch Credit
★ Become a Game Character
$50K+
8%
get back in HEARTS
~$4,000+ in Hearts
$2,000
Merch Credit
★ We build YOUR game
Hearts kickback percentage is proportional to your investment within each tier | All tiers include Discord access
All perks are cumulative | Perk percentages and $ value of hearts are approximate

Community Built Games

Invest together, or champion a creator you want to see on Dorian!

At the **$50,000 investment threshold**, something special unlocks: you don't just own a piece of Dorian, you help shape what gets built.

This tier can be reached by fans of a creator investing together, or by an individual investor who wants to create their own game or champion a specific creator. Choose a creator, and our professional team builds a game based on their vision (at least 5 episodes but can be more depending on the

creative vision). You get a front-row seat to the creative process and own equity in the platform powering it all.

Investors collaborate with creators on the concept, characters, and story direction of a brand-new game that our team will develop with professional production quality.



Community Co-Creation

Fans of a creator invest **$50k together** and get to decide on:

- Game concept & genre
- Character designs
- Story direction
- Key features

Unlock Game Owner Benefits

When your group hits threshold:

- We help build YOUR game (5+ episodes)
- You own the IP

Everyone Wins

Fans:
Co-create a game and own equity in Dorian

You:
Get your own game + revenue

Community:
Gets the game they want to play!

Use Of Funds

What Your Investment Powers

Better creative tools, better games, better experiences for you

Your investment goes directly into making Dorian a better platform for the creators you follow and the games you play.

We're powering the next generation of creator-owned games

Imagine the dark romance and hand-painted art of games like Slay the Princess. The deep relationship systems that made Baldur's Gate 3 a cultural phenomenon. The dating sim appeal of Love and Deepspace. Now imagine all of that created by independent artists, writers, cosplayers, voice actors you love without having to have a massive team and budget. This is what we're enabling on Dorian and your investment will help us empower more creators and more great games!


SLAY THE PRINCESS
Baldur's Gate
LOVE AND DEEPSPACE
Dark romance · Hand-painted art
Deep relationship systems
Anime dating sim - $1B revenue
The next generation of creator-made games
Imagine these game experiences, built by talented indie creators and delivered to you directly without any gatekeeping

A better experience on every device

We're building a web app so you can play creator games on desktop, not just mobile. New gameplay mechanics and tech integrations such as Ren'Py and more to enable dress-up, mini-games, collectibles, and 2D animations will make every game more immersive!

Own a piece of the platform where creators are building real businesses

Writers, artists, cosplayers, and voice actors you follow are already turning their stories into games on Dorian, and they're earning real money while doing so. Now, for the first time, **you can invest in the platform they're building on.**

You're not just investing in a platform. You're investing in the future of who gets to create games.

Team

Julia Palatovska	CEO & Co-founder	Julia founded Dorian to prove that creators, not just studios, can build successful game businesses. An

			immigrant founder, former gaming VC, and named Most Prominent Woman in Games, she's dedicated her career to empowering underrepresented creators.
.	Jessica Delfanti	VP of Creator Growth	Jessica knows what it takes to make it as a creator - she spent a decade as a narrative designer on games like Game of Thrones and Family Guy. Now as VP of Creator Growth, she helps Dorian creators launch games that actually make money.

	Jordan Lee	CTO & Co-Founder of Dorian	Jordan co-founded Dorian after a decade shipping mobile games at Digital Chocolate, Nexon, and beyond. As CTO, he leads the team building everything creators need: game creation tools, monetization systems, distribution, and social features.
	Denis Terpanov	Director of Product Development	Denis builds the tools that help Dorian creators turn stories into sustainable businesses. Previously at Facebook Gaming and Warner Brothers, he's passionate about giving independent storytellers the same firepower as major studios.

	Natalia Fedyaeva	Director of Growth Marketing	Natalia drives the players that power creator success at Dorian. With growth leadership roles at Playrix and Playgendary, she's scaled mobile games to massive audiences. Now she brings that expertise to help Dorian creators find their fans.
	Alex Hall	VP of Engineering	Alex leads Dorian's engineering team with a background in ML research at Netflix and UC Berkeley. As former CTO at Tales, he built UGC gaming platforms from the ground up and now he scales the infrastructure powering thousands of creator games.

Perks

$150	Investment range: $150-$499 ~5% back in Hearts (~$8-$25 value), scaling with investment $10 Merch Credit Discord Access
$500	Investment range: $500-$999 ~5.5% back in Hearts (~$28-$55 value), scaling with investment $50 Merch Credit Discord Access
$1,000	Investment range: $1,000-$4,999 ~6% back in Hearts (~$60-$300 value), scaling with investment $100 Merch Credit Discord Access
$5,000	Investment range: $5,000-$9,999 ~6.5% back in Hearts (~$325-$650 value), scaling with investment $250 Merch Credit Discord Access
$10,000	Investment range: $10,000-$24,999 ~7% back in Hearts (~$700-$1.7K value), scaling with investment $500 Merch Credit Discord Access
$25,000	Investment range: $25,000-$49,999 ~7.5% back in Hearts (~$1.9K-$3.7K value), scaling with investment $1,000 Merch Credit ★ Become a Game Character on Dorian Discord Access
$50,000	Investment range: $50,000+ ~8% back in Hearts (~$4,000+ value), scaling with investment $2,000 Merch Credit ★ We help build YOUR game (at least 5 episodes, you own IP) Discord Access Limited spots available

FAQ

How do I earn a return?	We are using Republic's SAFE security. Learn how this translates into a return on investment here.
What is a custodian and what is a custodial account?	A custodian is a qualified third-party entity that acts as a legal holder of securities. An investor will open a custodial account with the qualified custodian, which is used to hold investments, namely the securities in a company. A custodial account allows you to name a beneficiary and accept payments such as dividends distributions or cash payouts. Custodial accounts are not managed or held by Republic; instead, they are managed by the custodian who works with the issuer raising on the platform. The custodian of this offering is BitGo Trust Company.

Why use a custodial account?

Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor.

For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.

Will I have to set up a custodial account? What is the process?

Yes, since the company is utilizing a custodian, all investors in the offering will be required to create a custodial account with BitGo Trust Company and enter into an omnibus nominee agreement.

The custodial account creation process is hosted in our investment checkout system, meaning you will commit your investment and establish your account with BitGo all at once. During investment checkout, you will be automatically prompted to review and sign certain custodial documents with BitGo. In addition, you may be asked to provide certain information to verify your identity. Once completed, you will receive an email confirming your investment commitment.

I'm being told my custody account is in manual review, what should I do?	BitGo reviews accounts that require manual review on a daily basis. Please expect to receive confirmation of your account being opened or to hear further guidance from our team within 24-48 hours.
Does it cost me anything to open a custodial account with BitGo Trust Company?	• Right now, there are no costs for investors to open a custodial account. • Custodial accounts do sometimes have a low annual cost to maintain; however, such costs are covered for the investor in this offering at this time.

Why would a company use a custodian like BitGo?

- Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor.

- For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.

Which countries or states are not permitted to open a Custody Account with BitGo?

- Anguilla

- Belarus

- Belgium

- Bermuda

- Bonaire, Sint Eustatius and Saba

- Cuba

- El Salvador

- France

- Grenada

- Guadeloupe

- Haiti

- India

- Indonesia

- Iran

- Israel

- Jamaica

- Japan

- Montserrat

- North Korea

- Qatar

- Russia

- Saint Kitts and Nevis

- Syria

- Turks and Caicos Islands

- Venezuela
- Vermont, USA



Republic

Company Name	Dorian
Logo	
Headline	Invest in the future of creator-owned games.
Slides	





DORIAN
Dorian is empowering the next generation of game creators to build iconic IP
2025
BEST GAME ENGINE / CREATION PLATFORM
FINALIST
Progress Achieved!
You increased Lee's affection for you!
+3
Next

Tags   B2C, Marketplace, Immigrant Founders, Women Founders, Diversity &
                  Inclusion, Video Games, Media Production & Curation, SAFE, Companies

Pitch text

Summary

- $10M+ in lifetime revenue from fans spend
- $19M raised to build a no-coding game engine & distribution platform
- Best Game Engine/Creative Platform Nominee alongside Unreal, Unity & Roblox
- Non-technical indie creators built $1M+ games on Dorian
- 90% of Dorian creators are women and queer vs 24% industry average.
- Several creators started game studios to build games on Dorian.
- Invest alongside backers of Twitch, Supercell, and Wattpad

The Problem

The Creator Economy Is Broken

Being social media famous doesn't cut it: even creators with huge audiences can't make a living.


Millions of creators are producing engaging content that earns them likes & follows but not a living
Video
100M
Creators
Comics & Manga
25M
Creators
Fiction
15M
Traditionally published writers
Fanfiction
700M
Story uploads across 3 top sites

- Millions of creators produce incredible work that builds massive, passionate fanbases.
- But creators don't get to make a living from their likes!
- **Less than 1%** of them earn money from their fans on webcomic and fanfiction platforms or social media.
- Creators don't get to be shareholders in the platforms that they help grow.

The Solution

Dorian is changing how fandoms support creators! We help artists, writers, cosplayers, and voice actors turn their stories into games and deliver them directly to fans.

Dorian is a two-sided marketplace powered by technology: **thousands of creators** have used Dorian's no-code game engine to turn their art into games without having to hire a team of engineers, designers and analysts. And fans play these games on our mobile app and spend through in-app currency to shape relationships and endings in their favorite games!

Dorian has already empowered creators to build cutting edge game mechanics that would usually require a game studio!

- A full **code-free** environment that simplifies the creation without limiting the content!
- Full **audio controls** for music, sound effects, and VO
- Full **art control** for characters, backgrounds, popups, and icons
- Complex **relationship economies** as seen in Baldur's Gate
- **Unlockable content** as seen in Love & Deepspace
- **Random Chance** mechanics showcased in many gacha games
- **Collectibles & achievements** as seen in the Arcana
- And much, much more - if we listed them all, we'd need another page!

What makes Dorian special is how much fans already support creators: **10% of our fans become patrons** of the games they love, compared to ~2.5% average in other games - and we're working to increase that, so more creators can thrive!

Creators keep **100% of their IP** and earn a **50/50 revenue split.** And now, for the first time, fans and creators can become shareholders in the platform itself!


Traditional Creator Platforms
✗ Platforms control creator data and access
✗ Less than 1% ever get paid
✗ When the platform succeeds through acquisition or IPO, creators don't get to participate
Dorian
✓ Creators own 100% of their IP
✓ 50/50 revenue split on every transaction
✓ No-code: any creator can build a game
✓ This round is an opportunity for creators and fans to become shareholders of the platform!

Creator Case Studies

Proof It Works

Creators are building profitable businesses on Dorian

For artists, writers, cosplayers, and voice actors who live and breathe fictional worlds, Dorian is the best platform to build their own IP and start a business. Meet some of the creators who are using Dorian to build games, grow audiences, and earn real income!


Rose Magpie
Cosplayer with 1.2M social media followers
Started a game studio to build games on Dorian
patreon
90 patrons on Patreon
232.5K
DORIAN
patrons on Dorian
"I started out on Dorian with nothing to my name but ideas and it was so much easier than I ever thought it would be to make a game and now I do this for a living and I can't picture myself doing much else"
RoseMagpie
232.5k Patrons
87.3k Followers
Following
Friend
FAVORITES
GAMES


Valerie
Formerly a comic artist with 12M views on Webtoon
Now started a game studio to build games on Dorian
Used to be a hobby artist
85.8K
DORIAN
patrons on Dorian
"I always dreamt of making a game and Dorian has made it possible for me, the UI is intuitive enough that I'm able to produce polished games that really bring my art and stories to life!"
ValerieOS
85.8k Patrons
16.0k Followers
Following
Friend
FAVORITES
GAMES


Inspector Lemon
Cosplayer with 1M followers
Dorian is the main source of income
patreon
140 patrons on Patreon
35.6K
DORIAN
patrons on Dorian
"Never in my wildest dreams did I think anyone would actually care about the characters I helped bring to life"
InspectorLemon
35.6k Patrons
54.8k Followers
Following
Pending Friend Request
FAVORITES
GAMES


Dorian games are already outperforming games produced by many game studios
$3M+
Reached by a horror romance game in less than a year since episode 1 release
{ SLASHFIC }
1M+
players reached by a solo cosplayer's dating sim
{ SHARK BAIT }

How It Started



Julia Palatovska grew up in Ukraine devouring fiction, Greek myths and writing fanfiction. No game consoles because they were a luxury in a single mother household.

She later helped turn mobile games publishing at G5 Games into a multi-million dollar business through its Nasdaq Stockholm listing. Then Julia joined London Venture Partners (early backers of Supercell and Unity) to invest in early games startups.

After spending years of building and investing in games, Julia got obsessed with an idea that combined her childhood hobbies and her experience in games: democratize game creation to enable artists and writers passionate about storytelling just like her to turn their art into game universes. Many artists, writers and cosplayers have millions of social media views of their fanart or original characters and earn nothing more than likes! Yet the same art can have vastly different earning potential in a game format: games earn money through player agency, high replay value and multiple outcomes. **What if artists and storytellers could turn their vision into games and deliver them directly to fans without hiring engineers or finding publishers?**

Julia moved to San Francisco where she teamed up with Jordan Lee, the CTO of Dorian. Jordan had a decade of experience shipping games at such companies as Digital Chocolate and Nexon. Together they started Dorian: a no-code ecosystem and distribution platform where non-technical creators can build game IP and earn a living by focusing on what they do best!

Team


Julia Palatovska
Co-Founder & CEO
Hidden City
$400M
lifetime revenue
Previously at:
G5 Entertainment, LVP
Jordan Lee
Co-Founder & CTO
DomiNations
$200M
lifetime revenue
Previously at:
Nexon, Digital Chocolate
Jessica Delfanti
VP of Creator Growth
Family Guy
$200M
lifetime revenue
Previously at:
TinyCo
Natalia Fedyaeva
Director of growth Marketing
Gardenscapes
$6Bn
lifetime revenue
Previously at:
Playrix, Playgendary
Denis Terpanov
Director of Product Development
Game of Thrones
$1Bn
lifetime revenue
Previously at:
Warner Bros. Games

Traction


$10M+
Total fan spend on Dorian
$1M+ titles
Built by creators with no previous experience and upfront budget
60%
Gen Z women audience underserved and misunderstood by the games industry
90%
Female and queer creators
vs 8% games industry average

Investors

Angel Investors: Founders Who've Done This Before

Our angel investors have built, sold and invested in some of the best game & entertainment companies.

They know the playbook.


Jens Hilgers
Founded ESL
~$100M
Acquired by MTG
Kevin Lin
Co-founded Twitch
~$1B
Acquired by Amazon
Holly Liu
Co-founded Kabam
~$800M
Acquired by Netmarble

Institutional Investors

Dorian is backed by some of the best gaming and consumer VCs who previously invested in the biggest game companies and creator platforms.


RAINE
Backed Wattpad before $600M exit
Backed one of the biggest creator platforms
vgames
Early stage game VC fund
Portfolio of gaming winners
Lvp.
Early Supercell backers
Backed Unity pre-IPO
KONVOY
Early stage VC fund
Infrastructure investments including kids safety online
MARCH CAPITAL
Gaming arm of March Capital
Took CrowdStrike public

Community Owned Platform


Creator Platforms are Billion-Dollar Outcomes for Investors
Twitch
(2014)
$970M
acquisition
Wattpad
(2021)
$600M
acquisition
Roblox
(2021)
$42B
IPO
Webtoon
(2024)
$2.67B
IPO

The pattern is clear that creator platforms can reach extraordinary returns for their investors. Twitch was acquired for $970M. Wattpad exited at $600M. Roblox IPO'd at $42B. Webtoon went public at $2.67B.

Dorian is a leading platform for female-first game fandoms growing together with our creators by enabling them to build the next generation of iconic game IP. The goal of this round is to include creators and fans into our success. As Dorian grows, we want the people who made it valuable to receive a portion of this success!

The Opportunity

We are serving a massive, fast-growing market

The $200B female-first content boom

Both women and Gen Z audiences are driving a massive shift in entertainment media spending.

- **#BookTok** and **romantasy** drove book revenue up 41% in a single year.
- **Love and Deepspace**, an anime-style dating sim, reached $1B in revenue.
- **Micro-dramas** are becoming a global entertainment category.
- This isn't a niche. It's a $200 billion market, and Dorian is the platform built for the creators who want to build their IP for these audiences.


We're empowering creators in the $200B female content boom to make games
Love and Deepspace Nears $1 Billion in Revenue
Love and Deepspace celebrates two years with rising revenue, growing player base, and global events as Infold Games' top-grossing mobile title.
Eliza Crichton-Stuart · Updated Jan 30, 2026
BOOKTOK'S BIGGEST CREATORS ON WHAT'S NEXT IN 2026
Some of the biggest names from TikTok's book community give Rolling Stone their predictions for what their side of the app might look like in 2026
By CT JONES
DECEMBER 21, 2025
Romantasy and BookTok driving a huge rise in science fiction and fantasy sales
The subgenre helped increase the market share by 41.3% last year aided by bestseller Fourth Wing from Rebecca Yarros while food and drink topped nonfiction sales

90% of Dorian creators are women and queer, compared to just 8% in the broader games industry. We're not just closing the gap, we're building the platform where new voices will deliver direct to consumer games that do not exist anywhere else.

Funding Round

The Deal

SAFE: Your early-bird advantage

A SAFE (Simple Agreement for Future Equity) lets you buy future shares at today's price. You automatically get whichever is the better deal: the valuation cap or the discount.

This is the first time Dorian is offering the public the opportunity to participate in our round. You can become a shareholder in Dorian alongside institutional investors like Raine Ventures and LVP, and angel investors like Twitch co-founder Kevin Lin, ESL founder Jens Hilgers, and Kabam co-founder Holly Liu.



What's a SAFE:

Simple Agreement for Future Equity

You're buying future shares at today's price

Pre-Sale tickets

Your Protection:

$60M Valuation Cap:
Your max price is locked

20% Discount:
on next round price

You get the better of cap OR discount

Regulation CF offering. See Republic offering documents for complete terms and risks.

What Could $5,000 Become?

Here's how your investment could grow at different exit scenarios as an investor.



Scenario	Exit Value	Your Return
Smaller Exit	$250M	**$20,800 (4x)**
Wattpad-like Exit	$600M	**$50,000 (10x)**
Big Exit (Webtoon)	$2.5B	**$208,000 (41x)**

As an active creator you also earn revenue from games throughout the journey

Important: *Hypothetical illustration only, not a projection or guarantee. Based on SAFE with $60M cap or 20% discount. Actual returns depend on future events that may never occur. This is a high-risk investment. Please invest only the amount that you can afford to lose.*

Investor Perks

Here's what you get when you invest

Every tier includes Hearts, Dorian's in-app currency. Spending Hearts is always optional but it's how creators earn on Dorian, so they decide which parts of their games are for paying patrons only. Fans can use Hearts to unlock patron-only scenes, bonus episodes, or speed up progression. As an investor, you'll receive Hearts in your Dorian account to access paid content and support creators!

Higher tiers also unlock custom character creation (based on your personality or design) and bespoke game that you will own developed for you by the Dorian team.


Choose your investment tier
$150-$499
5%
get back in HEARTS
~$8-$25 in Hearts
$10
Merch Credit
$500-$999
5.5%
get back in HEARTS
~$28-$55 in Hearts
$50
Merch Credit
$1,000-$4,999
6%
get back in HEARTS
~$60-$300 in Hearts
$100
Merch Credit
$5,000-$9,999
6.5%
get back in HEARTS
~$325-$650 in Hearts
$250
Merch Credit
$10K-$24,999
7%
get back in HEARTS
~$700-$1.7K in Hearts
$500
Merch Credit
$25K-$49,999
7.5%
get back in HEARTS
~$1.9K-$3.7K in Hearts
$1,000
Merch Credit
★ Become a Game Character
$50K+
8%
get back in HEARTS
~$4,000+ in Hearts
$2,000
Merch Credit
★ We build YOUR game
Hearts kickback percentage is proportional to your investment within each tier | All tiers include Discord access
All perks are cumulative | Perk percentages and $ value of hearts are approximate

Community Built Games

Invest together, or champion a creator you want to see on Dorian!

At the **$50,000 investment threshold**, something special unlocks: you don't just own a piece of Dorian, you help shape what gets built.

This tier can be reached by fans of a creator investing together, or by an individual investor who wants to create their own game or champion a specific creator. Choose a creator, and our professional team builds a game based on their vision (at least 5 episodes but can be more depending on the

creative vision). You get a front-row seat to the creative process and own equity in the platform powering it all.

Investors collaborate with creators on the concept, characters, and story direction of a brand-new game that our team will develop with professional production quality.


Community Co-Creation
Fans of a creator invest $50k together and get to decide on:
Game concept & genre
Character designs
Story direction
Key features
Unlock Game Owner Benefits
When your group hits threshold:
We help build YOUR game (5+ episodes)
You own the IP
Everyone Wins
Fans:
Co-create a game and own equity in Dorian
You:
Get your own game + revenue
Community:
Gets the game they want to play!

Use Of Funds

What Your Investment Powers

Better creative tools, better games, better experiences for you

Your investment goes directly into making Dorian a better platform for the creators you follow and the games you play.

We're powering the next generation of creator-owned games

Imagine the dark romance and hand-painted art of games like Slay the Princess. The deep relationship systems that made Baldur's Gate 3 a cultural phenomenon. The dating sim appeal of Love and Deepspace. Now imagine all of that created by independent artists, writers, cosplayers, voice actors you love without having to have a massive team and budget. This is what we're enabling on Dorian and your investment will help us empower more creators and more great games!


SLAY THE PRINCESS
Baldur's Gate
LOVE AND DEEPSPACE
Dark romance · Hand-painted art
Deep relationship systems
Anime dating sim - $1B revenue
The next generation of creator-made games
Imagine these game experiences, built by talented indie creators and delivered to you directly without any gatekeeping

A better experience on every device

We're building a web app so you can play creator games on desktop, not just mobile. New gameplay mechanics and tech integrations such as Ren'Py and more to enable dress-up, mini-games, collectibles, and 2D animations will make every game more immersive!

Own a piece of the platform where creators are building real businesses

Writers, artists, cosplayers, and voice actors you follow are already turning their stories into games on Dorian, and they're earning real money while doing so. Now, for the first time, **you can invest in the platform they're building on.**

You're not just investing in a platform. You're investing in the future of who gets to create games.

Team

Julia Palatovska	CEO & Co-founder	Julia founded Dorian to prove that creators, not just studios, can build successful game businesses. An

immigrant founder, former gaming VC, and named Most Prominent Woman in Games, she's dedicated her career to empowering underrepresented creators.

	Jessica Delfanti	VP of Creator Growth	Jessica knows what it takes to make it as a creator - she spent a decade as a narrative designer on games like Game of Thrones and Family Guy. Now as VP of Creator Growth, she helps Dorian creators launch games that actually make money.

	Jordan Lee	CTO & Co-Founder of Dorian	Jordan co-founded Dorian after a decade shipping mobile games at Digital Chocolate, Nexon, and beyond. As CTO, he leads the team building everything creators need: game creation tools, monetization systems, distribution, and social features.
	Denis Terpanov	Director of Product Development	Denis builds the tools that help Dorian creators turn stories into sustainable businesses. Previously at Facebook Gaming and Warner Brothers, he's passionate about giving independent storytellers the same firepower as major studios.

	Natalia Fedyaeva	Director of Growth Marketing	Natalia drives the players that power creator success at Dorian. With growth leadership roles at Playrix and Playgendary, she's scaled mobile games to massive audiences. Now she brings that expertise to help Dorian creators find their fans.
	Alex Hall	VP of Engineering	Alex leads Dorian's engineering team with a background in ML research at Netflix and UC Berkeley. As former CTO at Tales, he built UGC gaming platforms from the ground up and now he scales the infrastructure powering thousands of creator games.

Perks

$150	Investment range: $150-$499 ~5% back in Hearts (~$8-$25 value), scaling with investment $10 Merch Credit Discord Access
$500	Investment range: $500-$999 ~5.5% back in Hearts (~$28-$55 value), scaling with investment $50 Merch Credit Discord Access
$1,000	Investment range: $1,000-$4,999 ~6% back in Hearts (~$60-$300 value), scaling with investment $100 Merch Credit Discord Access
$5,000	Investment range: $5,000-$9,999 ~6.5% back in Hearts (~$325-$650 value), scaling with investment $250 Merch Credit Discord Access
$10,000	Investment range: $10,000-$24,999 ~7% back in Hearts (~$700-$1.7K value), scaling with investment $500 Merch Credit Discord Access
$25,000	Investment range: $25,000-$49,999 ~7.5% back in Hearts (~$1.9K-$3.7K value), scaling with investment $1,000 Merch Credit ★ Become a Game Character on Dorian Discord Access
$50,000	Investment range: $50,000+ ~8% back in Hearts (~$4,000+ value), scaling with investment $2,000 Merch Credit ★ We help build YOUR game (at least 5 episodes, you own IP) Discord Access Limited spots available

FAQ

How do I earn a return?

We are using Republic's SAFE security. Learn how this translates into a return on investment here.

What is a custodian and what is a custodial account?

A custodian is a qualified third-party entity that acts as a legal holder of securities. An investor will open a custodial account with the qualified custodian, which is used to hold investments, namely the securities in a company. A custodial account allows you to name a beneficiary and accept payments such as dividends distributions or cash payouts. Custodial accounts are not managed or held by Republic; instead, they are managed by the custodian who works with the issuer raising on the platform. The custodian of this offering is BitGo Trust Company.

Why use a custodial account?

Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor.

For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.

Will I have to set up a custodial account? What is the process?

Yes, since the company is utilizing a custodian, all investors in the offering will be required to create a custodial account with BitGo Trust Company and enter into an omnibus nominee agreement.

The custodial account creation process is hosted in our investment checkout system, meaning you will commit your investment and establish your account with BitGo all at once. During investment checkout, you will be automatically prompted to review and sign certain custodial documents with BitGo. In addition, you may be asked to provide certain information to verify your identity. Once completed, you will receive an email confirming your investment commitment.

I'm being told my custody account is in manual review, what should I do?	BitGo reviews accounts that require manual review on a daily basis. Please expect to receive confirmation of your account being opened or to hear further guidance from our team within 24-48 hours.
Does it cost me anything to open a custodial account with BitGo Trust Company?	• Right now, there are no costs for investors to open a custodial account. • Custodial accounts do sometimes have a low annual cost to maintain; however, such costs are covered for the investor in this offering at this time.

Why would a company use a custodian like BitGo?

- Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor.
- For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.

Which countries or states are not permitted to open a Custody Account with BitGo?

- Anguilla

- Belarus

- Belgium

- Bermuda

- Bonaire, Sint Eustatius and Saba

- Cuba

- El Salvador

- France

- Grenada

- Guadeloupe

- Haiti

- India

- Indonesia

- Iran

- Israel

- Jamaica

- Japan

- Montserrat

- North Korea

- Qatar

- Russia

- Saint Kitts and Nevis

- Syria

- Turks and Caicos Islands

- Venezuela
- Vermont, USA



Republic

Company Name: Dorian

Logo



Headline: Dorian is a platform where UGC creators become game company founders

Slides



DORIAN
Dorian is empowering the next generation of game creators to build iconic IP
2025
BEST GAME ENGINE / CREATION PLATFORM
FINALIST
Progress Achieved!
You increased Lee's affection for you!
+3
Next

Tags   B2C, Marketplace, Immigrant Founders, Women Founders, Diversity &
                  Inclusion, Video Games, Media Production & Curation, SAFE, Companies

Pitch text

Summary

- $10M+ in lifetime revenue from fans spend
- $19M raised to build a no-coding game engine & distribution platform
- Best Game Engine/Creative Platform Nominee alongside Unreal, Unity & Roblox
- Non-technical indie creators built $1M+ games on Dorian
- 90% of creators are women and queer vs 8% industry average
- Several creators started game studios to build games on Dorian
- Invest alongside backers of Twitch, Supercell, and Wattpad

The Problem

The Creator Economy Is Broken

Being social media famous doesn't cut it: even creators with huge audiences can't make a living.



Millions of creators are producing engaging content that earns them likes & follows but not a living
Video
100M
Creators
Comics & Manga
25M
Creators
Fiction
15M
Traditionally published writers
Fanfiction
700M
Story uploads across 3 top sites

- Millions of creators produce incredible work that builds massive, passionate fanbases.
- But creators don't get to make a living from their likes!
- **Less than 1%** of them earn money from their fans on webcomic and fanfiction platforms or social media.
- Creators don't get to be shareholders in the platforms that they help grow.

The Solution

Dorian is changing how fandoms support creators! We help artists, writers, cosplayers, and voice actors turn their stories into games and deliver them directly to fans.

Dorian is a two-sided marketplace powered by technology: **thousands of creators** have used Dorian's no-code game engine to turn their art into games without having to hire a team of engineers, designers and analysts. And fans play these games on our mobile app and spend through in-app currency to shape relationships and endings in their favorite games!

Dorian has already empowered creators to build cutting edge game mechanics that would usually require a game studio!

- A full **code-free** environment that simplifies the creation without limiting the content!
- Full **audio controls** for music, sound effects, and VO
- Full **art control** for characters, backgrounds, popups, and icons
- Complex **relationship economies** as seen in Baldur's Gate
- **Unlockable content** as seen in Love & Deepspace
- **Random Chance** mechanics showcased in many gacha games
- **Collectibles & achievements** as seen in the Arcana
- And much, much more - if we listed them all, we'd need another page!

What makes Dorian special is how much fans already support creators: **10% of our fans become patrons** of the games they love, compared to ~2.5% average in other games - and we're working to increase that, so more creators can thrive!

Creators keep **100% of their IP** and earn a **50/50 revenue split.** And now, for the first time, fans and creators can become shareholders in the platform itself!


Traditional Creator Platforms
✗ Platforms control creator data and access
✗ Less than 1% ever get paid
✗ When the platform succeeds through acquisition or IPO, creators don't get to participate
Dorian
✓ Creators own 100% of their IP
✓ 50/50 revenue split on every transaction
✓ No-code: any creator can build a game
✓ This round is an opportunity for creators and fans to become shareholders of the platform!

Creator Case Studies

Proof It Works

Creators are building real businesses on Dorian

For artists, writers, cosplayers, and voice actors who live and breathe fictional worlds, Dorian is the best platform to build their own IP and start a business. Meet some of the creators who are using Dorian to build games, grow audiences, and earn real income!


Rose Magpie
Cosplayer with 1.2M social media followers
Started a game studio to build games on Dorian
patreon
90 patrons on Patreon
232.5K
DORIAN
patrons on Dorian
“I started out on Dorian with nothing to my name but ideas and it was so much easier than I ever thought it would be to make a game and now I do this for a living and I can't picture myself doing much else”
RoseMagpie
232.5k Patrons
87.3k Followers
Following
Friend
FAVORITES
GAMES


Valerie
Formerly a comic artist with 12M views on Webtoon
Now started a game studio to build games on Dorian
Used to be a hobby artist
85.8K
DORIAN
patrons on Dorian
"I always dreamt of making a game and Dorian has made it possible for me, the UI is intuitive enough that I'm able to produce polished games that really bring my art and stories to life!"
ValerieOS
85.8k Patrons
16.0k Followers
Following
Friend
FAVORITES
GAMES


Inspector Lemon
Cosplayer with 1M followers
Dorian is the main source of income
patreon
140 patrons on Patreon
35.6K
DORIAN
patrons on Dorian
"Never in my wildest dreams did I think anyone would actually care about the characters I helped bring to life"
InspectorLemon
35.6k Patrons
54.8k Followers
Following
Pending Friend Request
FAVORITES
GAMES


Dorian games are already outperforming games produced by many game studios
$3M+
Reached by a horror romance game in less than a year since episode 1 release
{ SLASHFIC }
1M+
players reached by a solo cosplayer's dating sim
{ SHARK BAIT }

Founders



Julia Palatovska grew up in Ukraine devouring fiction, Greek myths and writing fanfiction. No game consoles because they were a luxury in a single mother household.

She later helped turn mobile games publishing at G5 Games into a multi-million dollar business through its Nasdaq Stockholm listing. Then Julia joined London Venture Partners (early backers of Supercell and Unity) to invest in early games startups.

After spending years of building and investing in games, Julia got obsessed with an idea that combined her childhood hobbies and her experience in games: democratize game creation to enable artists and writers passionate about storytelling just like her to turn their art into game universes. Many artists, writers and cosplayers have millions of social media views of their fanart or original characters and earn nothing more than likes! Yet the same art can have vastly different earning potential in a game format: games earn money through player agency, high replay value and multiple outcomes. **What if artists and storytellers could turn their vision into games and deliver them directly to fans without hiring engineers or finding publishers?**

Julia moved to San Francisco where she teamed up with Jordan Lee, the CTO of Dorian. Jordan had a decade of experience shipping games at such companies as Digital Chocolate and Nexon. Together they started Dorian: a no-code ecosystem and distribution platform where non-technical creators can build game IP and earn a living by focusing on what they do best!

Team



Julia Palatovska
Co-Founder & CEO
Hidden City
$400M
lifetime revenue
Previously at:
G5 Entertainment, LVP
Jordan Lee
Co-Founder & CTO
DomiNations
$200M
lifetime revenue
Previously at:
Nexon, Digital Chocolate
Jessica Delfanti
VP of Creator Growth
Family Guy
$200M
lifetime revenue
Previously at:
TinyCo
Natalia Fedyaeva
Director of growth Marketing
Gardenscapes
$6Bn
lifetime revenue
Previously at:
Playrix, Playgendary
Denis Terpanov
Director of Product Development
Game of Thrones
$1Bn
lifetime revenue
Previously at:
Warner Bros. Games

Traction



$10M+
Total fan spend on Dorian
$1M+ titles
Built by creators with no previous experience and upfront budget
60%
Gen Z women audience underserved and misunderstood by the games industry
90%
Female and queer creators
vs 8% games industry average

Investors

Angel Investors: Founders Who've Done This Before

Our angel investors have built, sold and invested in some of the best game & entertainment companies.

They know the playbook.


Jens Hilgers
Founded ESL
~$100M
Acquired by MTG
Kevin Lin
Co-founded Twitch
~$1B
Acquired by Amazon
Holly Liy
Co-founded Kabam
~$800M
Acquired by Netmarble

Institutional Investors

Dorian is backed by some of the best gaming and consumer VCs who previously invested in the biggest game companies and creator platforms.


RAINE
Backed Wattpad before $600M exit
Backed one of the biggest creator platforms
vgames
Early stage game VC fund
Portfolio of gaming winners
Lvp.
Early Supercell backers
Backed Unity pre-IPO
KONVOY
Early stage VC fund
Infrastructure investments including kids safety online
MARCH CAPITAL
Gaming arm of March Capital
Took CrowdStrike public

Community Owned Platform


Creator Platforms are Billion-Dollar Outcomes for Investors
Twitch
(2014)
$970M
acquisition
Wattpad
(2021)
$600M
acquisition
Roblox
(2021)
$42B
IPO
Webtoon
(2024)
$2.67B
IPO

The pattern is clear that creator platforms can reach extraordinary returns for their investors. Twitch was acquired for $970M. Wattpad exited at $600M. Roblox IPO'd at $42B. Webtoon went public at $2.67B.

Dorian is a leading platform for female-first game fandoms growing together with our creators by enabling them to build the next generation of iconic game IP. The goal of this round is to include creators and fans into our success. As Dorian grows, we want the people who made it valuable to receive a portion of this success!

The Opportunity

We are serving a massive, fast-growing market

The $200B female-first content boom

Both women and Gen Z audiences are driving a massive shift in entertainment media spending.

- **#BookTok** and **romantasy** drove book revenue up 41% in a single year.
- **Love and Deepspace**, an anime-style dating sim, reached $1B in revenue.
- **Micro-dramas** are becoming a global entertainment category.
- This isn't a niche. It's a $200 billion market, and Dorian is the platform built for the creators who want to build their IP for these audiences.


We're empowering creators in the $200B female content boom to make games
Love and Deepspace Nears $1 Billion in Revenue
Love and Deepspace celebrates two years with rising revenue, growing player base, and global events as Infold Games' top-grossing mobile title.
Eliza Crichton-Stuart · Updated Jan 30, 2026
BOOKTOK'S BIGGEST CREATORS ON WHAT'S NEXT IN 2026
Some of the biggest names from TikTok's book community give Rolling Stone their predictions for what their side of the app might look like in 2026
By CT JONES
DECEMBER 21, 2025
Romantasy and BookTok driving a huge rise in science fiction and fantasy sales
The subgenre helped increase the market share by 41.3% last year aided by bestseller Fourth Wing from Rebecca Yarros while food and drink topped nonfiction sales

90% of Dorian creators are women and queer, compared to just 8% in the broader games industry. We're not just closing the gap, we're building the platform where new voices will deliver direct to consumer games that do not exist anywhere else.

Funding Round

The Deal

SAFE: Your early-bird advantage

A SAFE (Simple Agreement for Future Equity) lets you buy future shares at today's price. You automatically get whichever is the better deal: the valuation cap or the discount.

This is the first time Dorian is offering the public the opportunity to participate in our round. You can become a shareholder in Dorian alongside institutional investors like Raine Ventures and LVP, and angel investors like Twitch co-founder Kevin Lin, ESL founder Jens Hilgers, and Kabam co-founder Holly Liu.



What's a SAFE:
Simple Agreement for Future Equity
You're buying future shares at today's price
Pre-Sale tickets
Your Protection:
$60M Valuation Cap: Your max price is locked
20% Discount: on next round price
You get the better of cap OR discount

Regulation CF offering. See Republic offering documents for complete terms and risks.

What Could $5,000 Become?

Here's how your investment could grow at different exit scenarios as an investor.



Scenario	Exit Value	Your Return
Smaller Exit	$250M	$20,800 (4x)
Wattpad-like Exit	$600M	$50,000 (10x)
Big Exit (Webtoon)	$2.5B	$208,000 (41x)

As an active creator you also earn revenue from games throughout the journey

Important: *Hypothetical illustration only, not a projection or guarantee. Based on SAFE with $60M cap or 20% discount. Actual returns depend on future events that may never occur. This is a high-risk investment. Please invest only the amount that you can afford to lose.*

Investor Perks

Here's what you get when you invest

Every tier includes Hearts, Dorian's in-app currency. Spending Hearts is always optional but it's how creators earn on Dorian, so they decide which parts of their games are for paying patrons only. Fans can use Hearts to unlock patron-only scenes, bonus episodes, or speed up progression. As an investor, you'll receive Hearts in your Dorian account to access paid content and support creators!

Higher tiers also unlock custom character creation (based on your personality or design) and bespoke game that you will own developed for you by the Dorian team.


Choose your investment tier
$150-$499
5%
get back in HEARTS
~$8-$25 in Hearts
$10
Merch Credit
$500-$999
5.5%
get back in HEARTS
~$28-$55 in Hearts
$50
Merch Credit
$1,000-$4,999
6%
get back in HEARTS
~$60-$300 in Hearts
$100
Merch Credit
$5,000-$9,999
6.5%
get back in HEARTS
~$325-$650 in Hearts
$250
Merch Credit
$10K-$24,999
7%
get back in HEARTS
~$700-$1.7K in Hearts
$500
Merch Credit
$25K-$49,999
7.5%
get back in HEARTS
~$1.9K-$3.7K in Hearts
$1,000
Merch Credit
★ Become a Game Character
$50K+
8%
get back in HEARTS
~$4,000+ in Hearts
$2,000
Merch Credit
★ We build YOUR game
Hearts kickback percentage is proportional to your investment within each tier | All tiers include Discord access
All perks are cumulative | Perk percentages and $ value of hearts are approximate

Community Built Games

Invest together, or champion a creator you want to see on Dorian!

At the **$50,000 investment threshold**, something special unlocks: you don't just own a piece of Dorian, you help shape what gets built.

This tier can be reached by fans of a creator investing together, or by an individual investor who wants to create their own game or champion a specific creator. Choose a creator, and our professional team builds a game based on their vision (at least 5 episodes but can be more depending on the

creative vision). You get a front-row seat to the creative process and own equity in the platform powering it all.

Investors collaborate with creators on the concept, characters, and story direction of a brand-new game that our team will develop with professional production quality.



Community Co-Creation

Fans of a creator invest **$50k together** and get to decide on:

- Game concept & genre
- Character designs
- Story direction
- Key features

Unlock Game Owner Benefits

When your group hits threshold:

- We help build YOUR game (5+ episodes)
- You own the IP

Everyone Wins

Fans:
Co-create a game and own equity in Dorian

You:
Get your own game + revenue

Community:
Gets the game they want to play!

Use Of Funds

What Your Investment Powers

Better creative tools, better games, better experiences for you

Your investment goes directly into making Dorian a better platform for the creators you follow and the games you play.

We're powering the next generation of creator-owned games

Imagine the dark romance and hand-painted art of games like Slay the Princess. The deep relationship systems that made Baldur's Gate 3 a cultural phenomenon. The dating sim appeal of Love and Deepspace. Now imagine all of that created by independent artists, writers, cosplayers, voice actors you love without having to have a massive team and budget. This is what we're enabling on Dorian and your investment will help us empower more creators and more great games!


SLAY THE PRINCESS
Dark romance • Hand-painted art
Baldur's Gate
Deep relationship systems
LOVE AND DEEPSPACE
Anime dating sim - $1B revenue
The next generation of creator-made games
Imagine these game experiences, built by talented indie creators and delivered to you directly without any gatekeeping

A better experience on every device

We're building a web app so you can play creator games on desktop, not just mobile. New gameplay mechanics and tech integrations such as Ren'Py and more to enable dress-up, mini-games, collectibles, and 2D animations will make every game more immersive!

Own a piece of the platform where creators are building real businesses

Writers, artists, cosplayers, and voice actors you follow are already turning their stories into games on Dorian, and they're earning real money while doing so. Now, for the first time, **you can invest in the platform they're building on.**

You're not just investing in a platform. You're investing in the future of who gets to create games.

Team

Julia Palatovska	CEO & Co-founder	Julia founded Dorian to prove that creators, not just studios, can build successful game businesses. An

immigrant founder, former gaming VC, and named Most Prominent Woman in Games, she's dedicated her career to empowering underrepresented creators.

	Jessica Delfanti	VP of Creator Growth	Jessica knows what it takes to make it as a creator - she spent a decade as a narrative designer on games like Game of Thrones and Family Guy. Now as VP of Creator Growth, she helps Dorian creators launch games that actually make money.

	Jordan Lee	CTO & Co-Founder of Dorian	Jordan co-founded Dorian after a decade shipping mobile games at Digital Chocolate, Nexon, and beyond. As CTO, he leads the team building everything creators need: game creation tools, monetization systems, distribution, and social features.
	Denis Terpanov	Director of Product Development	Denis builds the tools that help Dorian creators turn stories into sustainable businesses. Previously at Facebook Gaming and Warner Brothers, he's passionate about giving independent storytellers the same firepower as major studios.

	Natalia Fedyaeva	Director of Growth Marketing	Natalia drives the players that power creator success at Dorian. With growth leadership roles at Playrix and Playgendary, she's scaled mobile games to massive audiences. Now she brings that expertise to help Dorian creators find their fans.
	Alex Hall	VP of Engineering	Alex leads Dorian's engineering team with a background in ML research at Netflix and UC Berkeley. As former CTO at Tales, he built UGC gaming platforms from the ground up and now he scales the infrastructure powering thousands of creator games.

Perks

$150	Investment range: $150-$499 ~5% back in Hearts (~$8-$25 value), scaling with investment $10 Merch Credit Discord Access
$500	Investment range: $500-$999 ~5.5% back in Hearts (~$28-$55 value), scaling with investment $50 Merch Credit Discord Access
$1,000	Investment range: $1,000-$4,999 ~6% back in Hearts (~$60-$300 value), scaling with investment $100 Merch Credit Discord Access
$5,000	Investment range: $5,000-$9,999 ~6.5% back in Hearts (~$325-$650 value), scaling with investment $250 Merch Credit Discord Access
$10,000	Investment range: $10,000-$24,999 ~7% back in Hearts (~$700-$1.7K value), scaling with investment $500 Merch Credit Discord Access
$25,000	Investment range: $25,000-$49,999 ~7.5% back in Hearts (~$1.9K-$3.7K value), scaling with investment $1,000 Merch Credit ★ Become a Game Character on Dorian Discord Access
$50,000	Investment range: $50,000+ ~8% back in Hearts (~$4,000+ value), scaling with investment $2,000 Merch Credit ★ We help build YOUR game (at least 5 episodes, you own IP) Discord Access Limited spots available

FAQ

How do I earn a return?	We are using Republic's SAFE security. Learn how this translates into a return on investment here.
What is a custodian and what is a custodial account?	A custodian is a qualified third-party entity that acts as a legal holder of securities. An investor will open a custodial account with the qualified custodian, which is used to hold investments, namely the securities in a company. A custodial account allows you to name a beneficiary and accept payments such as dividends distributions or cash payouts. Custodial accounts are not managed or held by Republic; instead, they are managed by the custodian who works with the issuer raising on the platform. The custodian of this offering is BitGo Trust Company.

Why use a custodial account?

Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor.

For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.

Will I have to set up a custodial account? What is the process?

Yes, since the company is utilizing a custodian, all investors in the offering will be required to create a custodial account with BitGo Trust Company and enter into an omnibus nominee agreement.

The custodial account creation process is hosted in our investment checkout system, meaning you will commit your investment and establish your account with BitGo all at once. During investment checkout, you will be automatically prompted to review and sign certain custodial documents with BitGo. In addition, you may be asked to provide certain information to verify your identity. Once completed, you will receive an email confirming your investment commitment.

I'm being told my custody account is in manual review, what should I do?	BitGo reviews accounts that require manual review on a daily basis. Please expect to receive confirmation of your account being opened or to hear further guidance from our team within 24-48 hours.
Does it cost me anything to open a custodial account with BitGo Trust Company?	• Right now, there are no costs for investors to open a custodial account. • Custodial accounts do sometimes have a low annual cost to maintain; however, such costs are covered for the investor in this offering at this time.

Why would a company use a custodian like BitGo?

- Companies will utilize a custodian to ensure that all securities they offer in their campaign are in one place. This means if a liquidity event or any other material event in respect to the securities occurs, the company can look to the custodian to service the securities, rather than each individual investor.
- For investors, utilizing a custodian safeguards their investment, or security interest, with a qualified financial institution. Having a custodial account allows for easier transfers and creates additional layers of protection for your securities. For companies, it can increase efficiency by reducing their cap table management costs and creating a single-line item, making future funding rounds easier.

Which countries or states are not permitted to open a Custody Account with BitGo?

- Anguilla

- Belarus

- Belgium

- Bermuda

- Bonaire, Sint Eustatius and Saba

- Cuba

- El Salvador

- France

- Grenada

- Guadeloupe

- Haiti

- India

- Indonesia

- Iran

- Israel

- Jamaica

- Japan

- Montserrat

- North Korea

- Qatar

- Russia

- Saint Kitts and Nevis

- Syria

- Turks and Caicos Islands

- Venezuela
- Vermont, USA